Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

BLACKHAWK HOLDING VEHICLE LLC

BLACKHAWK MERGER SUB INC.

and

TELLABS, INC.

Dated as of October 18, 2013

i

ii

Annex I	Defined Terms
Annex II	Conditions to the Offer
Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER, dated as of October 18, 2013 (this “Agreement”), is made by and among Blackhawk Holding Vehicle LLC, a Delaware limited liability company (“Parent”), Blackhawk Merger Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Sub”), and Tellabs, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Annex I and other capitalized terms used in this Agreement are defined in the Sections where such terms first appear.

RECITALS

WHEREAS, the respective boards of directors of Parent, Sub and the Company have each approved the acquisition of the Company by Parent upon the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, Parent proposes to cause Sub to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase any (subject to the Minimum Tender Condition) and all the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), at a price per share of Company Common Stock of $2.45 (such amount, or any other amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, immediately following the Offer Closing, upon the terms and subject to the conditions set forth in this Agreement, Sub will be merged with and into the Company (the “Merger” and together with the Offer and the other transactions contemplated by this Agreement, the “Transactions”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereby each issued and outstanding share of Company Common Stock, other than Dissenting Shares and shares of Company Common Stock owned by Parent, Sub, the Company or any of their respective Subsidiaries, will be converted into the right to receive the Offer Price in cash, without interest;

WHEREAS, the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL;

WHEREAS, the managing member of Parent has determined that this Agreement and the Transactions are advisable and in the best interests of Parent and has approved this Agreement and the Transactions;

WHEREAS, the board of directors of Sub has (a) determined that this Agreement and the Transactions are in the best interests of Sub and its stockholders, (b) adopted and declared advisable this Agreement and the consummation by Sub of the Transactions, and (c) on the terms and subject to the conditions set forth herein, resolved to recommend that the sole stockholder of Sub adopt this Agreement;

WHEREAS, Parent, as sole stockholder of Sub, shall adopt this Agreement immediately following the execution hereof;

WHEREAS, the board of directors of the Company has (a) determined that the Transactions are in the best interests of the Company and its stockholders, (b) adopted and declared advisable this Agreement and the consummation by the Company of the Transactions, and (c) on the terms and subject to the conditions set forth herein, resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock to Sub in the Offer;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Marlin Equity III, L.P. and Marlin Equity IV, L.P. (the “Guarantors”) (a) are entering into a several (and not joint) guarantee in favor of the Company pursuant to which the Guarantors are severally guaranteeing the performance and payment of Parent’s and Sub’s obligations under this Agreement (the “Guaranty”) and (b) have delivered a several (and not joint) Sponsor Commitment Agreement (as defined below) to the Company; and

WHEREAS, each of Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions set forth herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

Section 1.01 The Offer.

(a) As promptly as reasonably practicable (and, in any event, within ten (10) Business Days after the date of this Agreement), Sub shall, and Parent shall cause Sub to, commence, within the meaning of Rule 14d-2 promulgated under the Exchange Act, the Offer. The obligations of Sub to, and of Parent to cause Sub to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject to the conditions set forth in Annex II (the “Offer Conditions”). The Offer shall initially expire at 11:59 p.m. (New York City time) on the date that is twenty (20) Business Days following the commencement of the Offer (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act). Sub expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that, without the prior written consent of the Company, Sub shall not, and Parent shall not permit Sub to, (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition in any manner adverse to any holder of Company Common Stock, (v) except as expressly provided in this Section 1.01(a), terminate, extend or otherwise amend or modify the expiration date of the Offer,

(vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holder of Company Common Stock or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. Notwithstanding any other provision of this Agreement to the contrary, Sub shall, and Parent shall cause Sub to, (i) extend the Offer on one or more occasions, in consecutive increments of up to five (5) Business Days (or such longer period as the parties hereto may agree) each, if, at any then-scheduled expiration of the Offer, any Offer Condition (other than the Minimum Tender Condition) shall not have been satisfied or waived, until such time as each such condition shall have been satisfied or waived and (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; provided, however, that Sub shall not be required to extend the Offer beyond the Termination Date. Notwithstanding any other provision of this Agreement to the contrary, if, at any then-scheduled expiration of the Offer, each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, then Sub may and, if requested by the Company, Sub shall, and Parent shall cause Sub to, extend the Offer by increments of five (5) Business Days; provided, that the maximum number of days that the Offer may be extended pursuant to this sentence shall be twenty (20) Business Days unless requested or approved by the Company; provided, further, that Sub shall not be required to extend the Offer beyond the Termination Date. Upon the terms and subject to the conditions of the Offer and this Agreement, Sub shall, and Parent shall cause Sub to, (x) immediately following any then-scheduled expiration of the Offer (if each Offer Condition shall have been satisfied or, if permitted by this Agreement, waived at such time) accept for payment all shares of Company Common Stock that Sub becomes obligated to purchase pursuant to the Offer and (y) following such acceptance, and as soon as practicable on the Business Day that immediately follows the date on which the Offer expired, pay for all such shares. The time at which such acceptance occurs is referred to in this Agreement as the “Acceptance Time.” The time at which sufficient funds for the payment of shares of Company Common Stock pursuant to and subject to the conditions of the Offer and this Agreement are deposited with the Paying Agent is referred to in this Agreement as the “Offer Closing” and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.” The Offer may not be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Section 1.01(a)), unless this Agreement is validly terminated in accordance with Section 7.01. If (i) at any then-scheduled expiration of the Offer, (x) each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived, (y) the Minimum Tender Condition shall not have been satisfied and (z) no further extensions or re-extensions of the Offer are permitted or required pursuant to this Section 1.01(a) or (ii) this Agreement is terminated pursuant to Section 7.01, then, in each case, Sub shall promptly (and, in any event, within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer. The termination of the Offer pursuant to clause (i) of the immediately preceding sentence is referred to in this Agreement as the “Offer Termination,” and the date on which the Offer Termination occurs is referred to in this Agreement as the “Offer Termination Date.” If the Offer is terminated or withdrawn by Sub, or this Agreement is terminated in accordance with Section 7.01, Sub shall promptly return, and shall cause any depository acting on behalf of Sub to return, all tendered shares of Company Common Stock to the registered holders thereof.

(b) On the date of commencement of the Offer, Parent and Sub shall file with the SEC, in accordance with Rule 14d-3 promulgated under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto, the “Schedule TO”), which shall include, as exhibits, an offer to purchase and a related letter of transmittal, a summary advertisement and other ancillary Offer documents pursuant to which the Offer will be made (such Schedule TO and the documents attached as exhibits thereto, together with any amendments or supplements thereto, the “Offer Documents”). The Company shall promptly furnish to Parent and Sub all information concerning the Company that is required by the Exchange Act to be set forth in the Offer Documents. Each of Parent, Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and disseminated to the Company’s stockholders, in each case as and to the extent required by applicable federal securities Laws. Parent and Sub shall promptly notify the Company upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Offer Documents, and shall provide the Company with copies of all correspondence between Parent, Sub and their respective representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. Parent and Sub shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Offer Documents. Prior to the filing of the Offer Documents (or any amendment or supplement thereto) or the dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, Parent and Sub shall provide the Company a reasonable opportunity to review and to propose comments on such document or response.

(c) Parent shall provide, or cause to be provided to Sub, on a timely basis, all of the funds necessary to purchase any shares of Company Common Stock that Sub becomes obligated to purchase pursuant to the Offer; provided that in no way shall this Section 1.01(c) in any way reduce, offset or limit the obligations of the Company pursuant to Section 2.02(a).

Section 1.02 Company Actions.

(a) On the date the initial Offer Documents are filed with the SEC or as soon as practicable thereafter, the Company shall, in a manner that complies with Rule 14d-9 promulgated under the Exchange Act, file with the SEC a Tender Offer Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”), which shall, subject to the provisions of Section 5.03, reflect the terms and conditions of this Agreement, describe and make the Company Recommendation with respect to the Offer, include a copy of the fairness opinion referred to in Section 3.20 and include the notice of appraisal rights in the Merger to holders of Company

Common Stock required by Section 262 of the DGCL, and shall take all steps reasonably necessary to cause the Schedule 14D-9 to be disseminated to the holders of Company Common Stock. The Company and Parent shall cooperate to cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Company Common Stock together with the Offer Documents disseminated to the holders of Company Common Stock. Parent and Sub shall promptly furnish to the Company all information concerning Parent and Sub that is required by the Exchange Act to be set forth in the Schedule 14D-9. Each of the Company, Parent and Sub shall promptly correct any information provided by it for use in the Schedule 14D-9, if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable federal securities Laws. The Company shall promptly notify Parent upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Schedule 14D-9, and shall provide Parent with copies of all correspondence between the Company and the Company Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Schedule 14D-9. Prior to the filing of the Schedule 14D-9 (or any amendment or supplement thereto) or the dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the board of directors of the Company contained in the Schedule 14D-9.

(b) In connection with the Offer and the Merger, the Company shall cause its transfer agent to furnish Sub promptly (and in any event within five (5) Business Days after the date of execution of this Agreement by all parties hereto) with mailing labels containing the names and addresses of the record holders of Company Common Stock as of the most recent practicable date, together, to the extent available, with copies of lists of stockholders, security position listings and computer files in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Sub such information (including updated lists of record holders and stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the Company’s stockholders. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Sub shall keep confidential and not disclose such information, including the information contained in any such labels, lists, listings and files, in each case as required by the Confidentiality Agreement, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company or destroy all copies of such information then in their possession or control in accordance with the Confidentiality Agreement. In addition, in connection with the Offer, the Company shall cooperate with Parent and Sub to disseminate the Offer Documents to holders of shares of

Company Common Stock held in or subject to any Company Benefit Plan and, to the extent provided for in any such Company Benefit Plan, to permit such holders of shares to tender shares of Company Common Stock in the Offer.

Section 1.03 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Sub shall be merged with and into the Company, whereupon the separate existence of Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Sub and the Company in accordance with Section 259 of the DGCL. The Merger shall be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the Offer Closing.

Section 1.04 Closing. The closing of the Merger (the “Closing”) will take place (a) immediately following the Offer Closing, or (b) at another time or date agreed to in writing by the parties hereto. The Closing will take place at the offices of Sidley Austin LLP, One South Dearborn, Chicago, Illinois 60603 or at another place agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.05 Effective Time. Concurrently with the Closing, the Company shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the applicable provisions of the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other date and time as is agreed between the parties and specified in the Certificate of Merger (such date and time, the “Effective Time”).

Section 1.06 Organizational Documents, Directors and Officers of the Surviving Corporation.

(a) Organizational Documents. At the Effective Time (i) the Company Charter, as in effect immediately prior to the Effective Time, shall be amended and restated to read in its entirety as set forth in Exhibit A, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation, and (ii) the Company By-laws shall be amended and restated in their entirety to read as the bylaws of Sub, as in effect immediately prior to the Effective Time, and as so amended and restated, shall be the by-laws of the Surviving Corporation (except that references to the name of Sub shall be replaced by references to the name of the Surviving Corporation) in each case until thereafter amended in accordance with applicable Law and the applicable provisions of the certificate of incorporation and by-laws of the Surviving Corporation.

(b) Directors. Subject to applicable Law, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

(c) Officers. From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

(d) Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in Law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or any Company Subsidiary or (ii) otherwise carry out the provisions of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name of the Company or any of the Company Subsidiaries, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of the Company or any of the Company Subsidiaries, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, properties or assets of the Company or such Company Subsidiary.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01 Conversion of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or the holders of any capital stock of the Company or Sub:

(i) Conversion of Company Common Stock. Each share of Company Common Stock, including Restricted Stock (each, a “Share” and collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.01(a)(ii) and other than Dissenting Shares, shall automatically be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), and all of such Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate representing a Share (a “Certificate”) or non-certificated Share represented by book-entry (“Book-Entry Shares”) that formerly represented any of the Shares (other than Shares to be cancelled in accordance with Section 2.01(a)(ii) and other than Dissenting Shares) shall thereafter cease to have any rights with respect thereto, except the right to receive the Merger Consideration without interest thereon, subject to Section 2.05.

(ii) Cancellation of Company-Owned Shares and Parent-Owned Shares. All Shares that are held in the treasury of the Company or owned of record by any wholly owned Company Subsidiary and all Shares owned of record by Parent or any of its wholly owned Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(iii) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be automatically converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Merger Consideration Adjustment. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the number of outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Offer Price and Merger Consideration shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event.

Section 2.02 Exchange of Certificates; Payment for Shares.

(a) Paying Agent. Prior to the Acceptance Time, Parent shall designate Computershare Investor Services or another U.S.-based nationally recognized financial institution reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which such holders shall become entitled pursuant to this Agreement. Without limiting the generality of Section 1.01(c) or Section 5.02(b), as soon as practicable on the Business Day that immediately follows the date on which the Offer expires and following the Acceptance Time, (i) first Parent shall deposit with the Paying Agent, in immediately available funds, the Parent Payment and (ii) immediately following the deposit of the Parent Payment, the Company shall deposit with the Paying Agent, in immediately available funds, the Company Contribution (it being agreed that the Company shall have no obligation to deposit the Company Contribution earlier than immediately prior to the Effective Time). All funds deposited with the Paying Agent by Parent and the Company (the “Exchange Fund”) shall be for the benefit of the holders of Shares that Sub becomes obligated to purchase pursuant to the Offer and for the benefit of the holders of Shares that are entitled to receive the Merger Consideration. For purposes of determining the aggregate amount to be so deposited, Parent shall assume that no stockholder of the Company shall perfect any right to appraisal of his, her or its Shares. In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 1.01(a) and this Article II, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount sufficient to make such payments. Funds made available to the Paying Agent shall be invested by the Paying Agent, as directed by Parent, in short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America with maturities of no more than thirty (30) days or in commercial paper obligations rated A-1 or P1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, pending payment thereof by the Paying Agent to the holders of Shares pursuant to Section 1.01(a) or this Article II; provided, that no investment of such deposited funds shall relieve Parent, the Surviving Corporation or the Paying Agent from promptly making the payments required by Section 1.01(a) or this Article II, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent, for the benefit of the holders of Shares, in the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Paying Agent to make the payments contemplated by Section 1.01(a) and this Article II. Any interest or income produced by such investments will be payable to Sub or Parent, as Parent directs. Parent shall direct the Paying Agent to hold the Exchange Fund for the benefit of the former holders of Shares and to make payments from the Exchange Fund in accordance with Section 1.01(a) and Section 2.02(b). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 1.01(a) or Section 2.02(b), except as expressly provided for in this Agreement.

(b) Procedures for Surrender. As promptly as practicable after the Effective Time and in any event not later than the second Business Day thereafter, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate or Book-Entry Shares, in each case whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) to the Paying Agent, and shall otherwise be in such form and have such other provisions as Parent may reasonably specify after consultation with the Company; and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) for cancellation to the Paying Agent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates or Book-Entry Shares, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificates or such Book-Entry Shares were converted pursuant to Section 2.01(a)(i) (less any required Tax withholdings as provided in Section 2.05), and the Certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and Merger Consideration may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, and the person requesting such payment shall pay to the Paying Agent any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate so surrendered or shall establish to the reasonable satisfaction of the Paying Agent that such Taxes either have been paid or are not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate or Book-Entry Share (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)).

(c) Transfer Books; No Further Ownership Rights in Shares. As of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. The Merger Consideration paid in accordance with the terms of this Article II upon surrender of any Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. At any time following the first anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) not disbursed to holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Shares and compliance with the procedures set forth in Section 2.02(b), without interest. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to the Paying Agent) of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent or the Surviving Corporation, as applicable, shall issue in exchange for such lost, stolen or destroyed Certificates the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.01(a)(i); provided, however, that the Paying Agent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to provide a bond in a customary amount.

Section 2.03 Treatment of Company Options and SARs, Restricted Stock, RSUs, Performance Awards and Equity Plans.

(a) Treatment of Company Options and SARs. Prior to the Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that, immediately prior to the Effective Time, each outstanding option to purchase Shares granted under a Company Stock Plan (the “Company Options”) and each stock appreciation right granted under a Company Stock Plan (the “SARs”) shall be fully vested and cancelled and, in exchange therefor, each holder of any such cancelled Company Option or SAR shall be entitled to receive, in consideration of the cancellation of such Company Option or SAR and in settlement therefor, a payment in cash of an amount equal to the product of (i) the total number of Shares subject to such cancelled Company Option or SAR and (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share subject to such cancelled Company Option or SAR, without interest (such amounts payable hereunder, the “Option/SAR Payments”); provided, however, that (i) any such Company Option or SAR with respect to which the exercise price per Share subject thereto is equal to or greater than the Merger Consideration shall be cancelled in exchange for no consideration and (ii) such Option/SAR Payments may be reduced by the amount of any required Tax withholdings as provided in Section 2.05. From and after the Effective Time, no Company Option or SAR shall be exercisable, and each Company Option and SAR shall only entitle the holder thereof to the payment provided for in this Section 2.03(a).

(b) Treatment of Restricted Stock. Prior to the Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that, immediately prior to the Effective Time, each outstanding award of Shares subject to forfeiture restrictions or other restrictions (“Restricted Stock”) granted pursuant to a Company Stock Plan shall vest in full and all restrictions (including forfeiture restrictions) otherwise applicable to such vested Shares shall lapse.

(c) Treatment of Restricted Stock Units. Prior to the Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that, immediately prior to the Effective Time, each outstanding award of restricted stock units (“RSUs”) with respect to Shares (each, an “RSU Award”) granted pursuant to a Company Stock Plan shall be fully vested and cancelled and, in exchange therefor, each holder of any such cancelled RSU Award shall be entitled to receive, in consideration of the cancellation of such RSU Award and in settlement therefor, a payment in cash of an amount equal to the product of (i) the Merger Consideration multiplied by (ii) the number of restricted stock units subject to such RSU Award, without interest (such amounts payable hereunder, the “RSU Payments”) (less any required Tax withholdings as provided in Section 2.05).

(d) Treatment of Performance Units and Performance Shares. Prior to the Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that immediately prior to the Effective Time, each outstanding award of performance units and performance shares with respect to Shares (each, a “Performance Award”) granted pursuant to a Company Stock Plan shall be fully vested and paid out. For purposes of determining the number of Shares earned pursuant to any pending performance period under such Performance Award, the applicable performance goals shall be deemed to have been satisfied at the greatest of (i) 100% of the target level of performance, (ii) the actual measured level of performance determined as of the Effective Time and (iii) the level of performance that is deemed to have been satisfied under the terms of the applicable Performance Award agreement. Each Performance Award shall be cancelled as of immediately prior to the Effective Time and, in exchange therefor, the holder of such cancelled Performance Award shall be entitled to receive, in consideration of the cancellation of such Performance Award and in settlement therefor, an amount in cash equal to the product of (a) the Merger Consideration and (b) the number of Shares earned or deemed to have been earned in accordance with this Section 2.03(d), without interest (such amounts payable hereunder, the “Performance Award Payments”) (less any required Tax withholdings as provided in Section 2.05).

(e) Termination of Company Stock Plans. As of the Effective Time, all Company Stock Plans shall terminate, and, as of the date hereof, no further Company Options, SARs, Restricted Stock, RSUs, Performance Awards or other rights with respect to Shares shall be granted thereunder except for those Company Options, SARs, Restricted Stock, RSUs,

Performance Awards and other rights with respect to Shares (i) that are required to be granted pursuant to agreements already in effect as of the date hereof or (ii) that are granted pursuant to Section 5.01(b).

(f) Funding. At the Effective Time, Parent shall cause the Surviving Corporation to make the applicable Option/SAR Payments, RSU Payments and Performance Award Payments, if any (collectively, the “Additional Payments”), through the Payroll Agent to the holders of Company Options, SARs, RSUs and Performance Awards, in each case, subject to Section 2.05.

Section 2.04 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Shares held by a person (a “Dissenting Stockholder”) who is entitled to appraisal rights under Section 262 of the DGCL and has complied with all the provisions of the DGCL concerning the right of holders of Shares to require appraisal of such Shares (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as described in Section 2.01(a)(i), but shall become the right to receive the fair value of such Shares pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal with respect to such Shares, in any case pursuant to the DGCL, such Shares shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration for each such Share, without interest and subject to Section 2.05. The Company shall give Parent prompt notice of any demands for appraisal of Shares received by the Company, withdrawals of such demands and any other instruments served on the Company pursuant to Section 262 of the DGCL. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.05 Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement in respect of the Shares, Company Options, SARs, RSU Awards and Performance Awards vested or cancelled in the Merger, such amounts as it is required to deduct and withhold with respect to the making of such payment, or the vesting, waiver of restrictions or other actions provided for in this Agreement, under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts (a) shall be remitted by the Surviving Corporation, Parent or the Paying Agent, as applicable, to the applicable Governmental Entity, and (b) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options, SARs, Restricted Stock, RSU Awards or Performance Awards in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents publicly filed at least two (2) days prior to the date of this Agreement and after January 1, 2011, other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of such filings or similar forward-looking statements contained therein that are cautionary in nature (without giving effect to any amendment to any such documents filed on or after the date that is two (2) days prior to the date hereof) or (b) as disclosed in the separate disclosure letter which has been delivered by the Company to Parent prior to the execution of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Sub as follows:

Section 3.01 Organization and Qualification; Subsidiaries.

(a) The Company and each Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. The Company and each Company Subsidiary has full corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent true and complete copies of (i) the Restated Certificate of Incorporation, as amended, of the Company (the “Company Charter”), (ii) the Amended and Restated By-laws of the Company (the “Company By-laws”), and (iii) the articles of incorporation and by-laws, or equivalent organizational or governing documents, of each Company Subsidiary, each as in effect as of the date hereof. Each of (w) the Company Charter, (x) the Company By-laws, (y) the articles of incorporation and by -laws, or equivalent organizational or governing documents, of each Significant Subsidiary and (z) to the knowledge of the Company, the articles of incorporation and by -laws, or equivalent organizational or governing documents, of each Company Subsidiary (other than Significant Subsidiaries) is in full force and effect, and neither the Company nor any Significant Subsidiary nor, to the knowledge of the Company, any Company Subsidiary (other than Significant Subsidiaries) is in violation of any of the provisions of such documents.

(c) Section 3.01 of the Company Disclosure Letter sets forth a true and complete list of all Company Subsidiaries, including each Company Subsidiary that, as of the date hereof, is a significant subsidiary (as such term is defined in Rule 12b-2 under the Exchange Act) of the Company (each a “Significant Subsidiary”), together with its jurisdiction of organization or incorporation and the percentage of capital stock or other equity interest held by any person other than the Company or another Company Subsidiary.

Section 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock and 5,000,000 shares of the Company’s preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of the close of business on October 16, 2013 (the “Specified Date”), (i) 355,740,338 shares of Company Common Stock (none of which were shares of Restricted Stock) were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, (ii) no shares of Company Preferred Stock were issued and outstanding, and (iii) 155,819,143 shares of Company Common Stock were held in treasury.

(b) As of the close of business on the Specified Date, the Company had no shares of Company Common Stock or Company Preferred Stock reserved for issuance, except for 45,126,289 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Plans (including 10,969,628 shares for outstanding Company Options, 416,827 shares for outstanding SARs and 2,747,995 shares for outstanding RSUs, 5,083,088 shares subject to outstanding Performance Awards assuming a target level of performance and 8,845,990 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Purchase Plan).

(c) Section 3.02(c) of the Company Disclosure Letter contains a correct and complete list as of the Specified Date of outstanding Company Options and SARs, shares of Restricted Stock, RSUs and Performance Awards, including for each award (as applicable) the holder (the specific identity of whom may be redacted to the extent required by applicable Law), type of award, number of Shares, the applicable Company Stock Plan, grant date, and expiration date and the aggregate exercise price under all Company Options and SARs listed in Section 3.02(c) of the Company Disclosure Letter providing for an exercise price per Share that is equal to or less than the Merger Consideration.

(d) As of the date hereof, except for the Company Options, SARs, Restricted Stock, RSUs and Performance Awards referred to in Section 3.02(a), Section 3.02(b) and Section 3.02(c) and the related award agreements, there are no outstanding or existing (i) options, warrants, calls, subscriptions, agreements, obligations or other rights, convertible or exchangeable securities, agreements or commitments of any character to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of the Company Subsidiaries or securities convertible into or exchangeable for such shares or equity interests relating to or based on the value of the equity securities of the Company or any Company Subsidiary, (ii) obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or equity securities of the Company or any of the Company Subsidiaries, or (iii) voting trusts or similar agreements to which the Company is a party with respect to the voting of the capital stock of the Company. Since the close of business on the Specified Date through the date hereof, the Company has not issued any shares of Company Common Stock or other class of equity security (other than shares in respect of Company Options, SARs, Restricted Stock, RSUs and Performance Awards).

(e) There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which stockholders may vote.

(f) The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity securities of each of the Company Subsidiaries other than those set forth on Section 3.02(f) of the Company Disclosure Letter, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws or applicable foreign Laws), and all of such outstanding shares of capital stock or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for (x) equity securities in the Company Subsidiaries, (y) securities in any publicly traded company held for investment by the Company or any of the Company Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company and (z) as set forth in Section 3.02(f) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary owns, directly or indirectly, any equity security in any person, or has any obligation to acquire any such equity security, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person. As of the date hereof, there are no accrued and unpaid dividends with respect to any outstanding Shares.

Section 3.03 Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the satisfaction of the conditions of Section 251(h) of the DGCL, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, have been duly authorized by all necessary corporate action on the part of the Company’s board of directors and, other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no additional corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Transactions (assuming the conditions of Section 251(h) of the DGCL have been satisfied). This Agreement has been, and any other agreements or instruments to be delivered pursuant hereto by the Company at the Closing will be, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by Parent and Sub) this Agreement constitutes, and when executed and delivered such other agreements or instruments will constitute, the valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company’s board of directors has (i) adopted and declared advisable this Agreement and the Merger and the consummation by the Company of the Transactions, (ii) approved the execution, delivery and performance of this Agreement and the consummation by the Company of the Transactions, (iii) determined that this Agreement and the Transactions are in the best interests of the Company and its stockholders and (iv) recommended that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer, in each case, by resolutions duly adopted, which resolutions, subject to Section 5.03, have not been subsequently rescinded, withdrawn or modified in a manner adverse to Parent.

Section 3.04 No Conflict; Required Filings and Consents; Required Consents.

(a) Assuming the accuracy of the representations and warranties contained in Section 4.06(b), none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Transactions will: (i) conflict with or violate any provision of the Company Charter or Company By-laws or any equivalent organizational or governing documents of any Significant Subsidiary, or to the knowledge of the Company, conflict with or violate any provision of the charter, by-laws or any equivalent organizational or governing documents of any other Company Subsidiary; (ii) assuming the satisfaction of the conditions of Section 251(h) of the DGCL and assuming that all consents, approvals and authorizations described in Section 3.04(b) have been obtained and all filings and notifications described in Section 3.04(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any material Contract to which the Company or any Company Subsidiary is a party (or by which any of their respective properties or assets are bound) or any Company Permit, except, with respect to clauses (ii) and (iii) as contemplated by Section 2.03 or for (A) any such consents, approvals and authorizations, the failure to obtain which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (B) any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation or Liens that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (the “Required Consents”).

(b) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties or assets, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under the HSR Act or any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”), (iii) compliance with, and such filings as may be required under, Environmental Laws, (iv) compliance with the applicable requirements of the Securities Act, Exchange Act or Blue Sky Laws, (v) filings as may be required under the rules and regulations of NASDAQ, (vi) compliance with any applicable international, federal or state securities or “blue sky” Laws and (vii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.05 Permits; Compliance with Laws.

(a) The Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity (each, a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Company Permits”), and all such Company Permits are valid and in full force and effect, in each case, except where the failure to have, or the failure to be in full force and effect of, any Company Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. In addition, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) no notice of non-compliance with respect to any Company Permit has been received by the Company and is pending and (ii) no circumstances exist which would result in a revocation or limitation of a Company Permit or which would lead to the imposition of conditions on the Company Permit.

(b) Since January 1, 2011, the Company and each of the Company Subsidiaries has been in compliance with all Laws applicable to the Company, the Company Subsidiaries and their respective businesses and activities and with all Orders to which the Company or the Company Subsidiaries are subject, in each case, except for such non-compliance that has not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending, nor has any Governmental Entity indicated to the Company or any Company Subsidiary an intention to conduct any such investigation, except for such investigations the outcomes of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) This Section 3.05 does not relate to the Company SEC Documents or financial statements, which are the subject of Section 3.06; employee benefit matters, which are the subject of Section 3.12; Tax matters, which are the subject of Section 3.14; environmental matters, which are the subject of Section 3.16; or intellectual property matters, which are the subject of Section 3.17.

Section 3.06 Company SEC Documents; Financial Statements. Since January 1, 2011, the Company has timely filed with or otherwise timely furnished to (as applicable) the SEC all registration statements, prospectuses, forms, reports, proxy statements, schedules and documents and related exhibits required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with all applicable requirements of the Exchange Act or the Securities Act, as the case may be, in each case as in effect on the date each such document was filed with or furnished to the SEC. None of the Company Subsidiaries is currently required to file any forms or reports with the SEC. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the reports filed by the Company with the SEC. Since January 1, 2011, the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of NASDAQ. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes and schedules thereto) and the consolidated Company Subsidiaries included in or incorporated by reference into the Company SEC Documents (collectively, the “Company Financial Statements”) (x) were, except as may be indicated in the notes thereto, prepared in accordance with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis during the periods involved except, in the case of unaudited statements, as permitted by SEC rules and regulations; (y) have been prepared from, and in accordance with, the books and records of the Company and the Company Subsidiaries in all material respects; and (z) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments that were not or will not be material in amount or effect). There are no unconsolidated Subsidiaries of the Company.

Section 3.07 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of the Company Subsidiaries expressly for inclusion or incorporation by reference in any of the Offer Documents or the Schedule 14D-9 (the Offer Documents and the Schedule 14D-9, collectively, the “SEC Transaction Documents”) will, at the time such SEC Transaction Document is filed with the SEC, at any time such SEC Transaction Document is amended or supplemented or at the time such SEC Transaction Document is first published, sent or given to the Company’s stockholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The

Schedule 14D-9, insofar as it relates to the Company or the Company Subsidiaries or other information supplied by the Company expressly for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub or any of their representatives specifically for inclusion (or incorporation by reference) in any SEC Transaction Documents.

Section 3.08 Internal Controls and Disclosure Controls. The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act and sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries, including reasonable assurances that all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP. The Company (x) has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act; (y) based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, has disclosed, to the extent required by applicable Law, in any applicable Company SEC filing that is reported on Form 10-K or Form 10-Q, or any amendments thereto, and to the Company’s auditors and the audit committee of the Company’s board of directors, (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees of the Company or any Company Subsidiaries who have a significant role in the Company’s internal control over financial reporting; and (z) based on its most recent evaluation of the Company’s disclosure controls and procedures prior to the date hereof, has disclosed in any applicable Company SEC filing that is reported on Form 10-K or Form 10-Q, or any amendments thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

Section 3.09 Absence of Certain Changes.

(a) Except as otherwise expressly contemplated by this Agreement, from December 28, 2012 through the date of this Agreement, the businesses of the Company and the Company Subsidiaries have been conducted in the ordinary course of business substantially consistent with past practice.

(b) From December 28, 2012 through the date of this Agreement, there have not been any changes, circumstances, events or effects that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(c) From December 28, 2012 through the date of this Agreement, neither the Company nor any of the Company Subsidiaries have:

(i) taken any of the actions set forth in Section 5.01(e), Section 5.01(g), Section 5.01(k)(iii), Section 5.01(k)(iv), Section 5.01(l), Section 5.01(m), Section 5.01(p) or Section 5.01(r);

(ii) increased the annual base salary payable to its officers or employees such that the aggregate amount of such increases (on an annualized basis) exceeds the amount set forth on Section 3.09(c) of the Company Disclosure Letter; or

(iii) other than in the ordinary course of business, granted any rights to severance or termination pay or other termination benefit, or entered into any employment or severance agreement.

Section 3.10 Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), required by GAAP to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries or in the notes thereto, other than liabilities and obligations (a) disclosed, reserved against or provided for in the audited consolidated balance sheet of the Company as of December 28, 2012 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since December 28, 2012, (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the Transactions, (d) that have been discharged or paid in full prior to the date hereof or (e) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Litigation. As of the date hereof, there is no suit, claim, action, proceeding or arbitration (collectively, “Proceeding”) to which the Company or any Company Subsidiary, or any of their officers or directors in their capacities as such, is a party or to which any of the properties or assets of the Company or any Company Subsidiary is subject, either pending or, to the knowledge of the Company, threatened that would reasonably be expected to (a) result in losses, damages or other costs to the Company and the Company Subsidiaries in excess of $500,000 individually or $2,500,000 in the aggregate or (b) have a Company Material Adverse Effect. None of the Company nor any Company Subsidiary, or any of their officers or directors, in their capacities as such, is a party to, or any of the properties or assets of the Company or any Company Subsidiary is subject to or, to the knowledge of the Company, threatened by any outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator unrelated to this Agreement that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2013, there have not been, nor are there currently pending, any internal investigations conducted by the board of directors of the Company (or any committee thereof) or at the request of the board of directors of the Company (or any committee thereof) by any third party, in each case concerning any actual or alleged financial, accounting, Tax, conflict of interest, fraudulent or deceptive conduct or other misfeasance or malfeasance issues relating to the Company. As of the date hereof, there is no Proceeding to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the Transactions.

Section 3.12 Employee Benefits.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each other material employee benefit plan, policy, program or arrangement, in each case, maintained by, contributed to, or sponsored by the Company or any Company Subsidiary, or with respect to which the Company or any Company Subsidiary has any present or future liability, other than any plan, policy, program, or arrangement which is required to be maintained by applicable Law (each a “Company Benefit Plan”). With respect to each such Company Benefit Plan, other than Company Benefit Plans maintained by the Company Subsidiaries organized outside of the United States that individually cover less than twenty-five (25) employees, the Company has made available to Parent a true and correct copy of: (i) each such Company Benefit Plan that has been reduced to writing and all amendments thereto; (ii) each trust, insurance or administrative agreement relating to each such Company Benefit Plan; (iii) the most recent summary plan description or other written explanation of each Company Benefit Plan provided to participants; (iv) the two (2) most recent (A) annual reports (Form 5500) filed with the IRS, (B) audited financial statements and (C) actuarial valuation reports; and (v) the most recent determination letter, if any, issued by the Internal Revenue Service (“IRS”) with respect to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan has been established and administered in substantial compliance with its terms and all applicable Laws, including ERISA and the Code, and (ii) there are no material Proceedings (other than for routine claims for benefits) pending or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan. Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status or has timely filed an application for a favorable determination letter, or may rely upon an opinion letter for a prototype or volume submitter plan.

(c) Section 3.12(c) of the Company Disclosure Letter lists each Company Benefit Plan that provides health benefits after retirement or other termination of employment, other than (i) as required by Law or (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee).

(d) At no time during the six-year period prior to the date of this Agreement has the Company, any Company Subsidiary or any of their respective ERISA Affiliates maintained,

contributed to or had any obligations or liabilities under any employee benefit subject to Section 302 or Title IV of ERISA or Section 412 of the Code, or any multiemployer plan (as defined in Section 3(37) of ERISA).

(e) Section 3.12(e) of the Company Disclosure Letter lists each Company Benefit Plan that, as a result of the execution of this Agreement or the Transactions (whether alone or in connection with any subsequent event(s)), could result in (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans or (iii) result in payments which would not be deductible under Section 280G of the Code.

(f) Section 3.12(f) of the Company Disclosure Letter lists each Company Benefit Plan maintained outside the jurisdiction of the United States, or that covers any employee residing or working outside the United States (the Company Benefit Plans on such list, the “Foreign Benefit Plans”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) all Foreign Benefit Plans have been established, maintained and administered in compliance with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs, and regulations of any controlling governmental authority or instrumentality; (ii) all Foreign Benefit Plans that are required to be funded are funded in accordance with such requirements, and with respect to all other Foreign Benefit Plans, adequate reserves therefor have been established or liabilities have been accrued on the accounting statements of the applicable Company or Subsidiary entity; and (iii) no material liability or obligation of the Company or its Subsidiaries exists with respect to such Foreign Benefit Plans other than the benefits provided under such Foreign Benefit Plans and applicable administrative expenses. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is required to be registered under the Laws of a jurisdiction outside the United States has been registered and has been maintained in good standing with the appropriate regulatory authorities. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, any increases to benefits required under applicable laws have been made as when required. Except as otherwise provided in this Section 3.12, this Section 3.12 shall apply to Foreign Benefit Plans, except for references to United States law.

Section 3.13 Labor.

(a) As of the date hereof, there is no labor strike or lockout, or, to the knowledge of the Company, threat thereof, against the Company or any Company Subsidiary. As of the date hereof, the Company or any Company Subsidiary is not a party to, or bound by, any collective bargaining agreement or similar agreement or arrangement with any labor union.

(b) As of the date hereof, (i) no employees of the Company or any Company Subsidiary are represented by any labor organization; (ii) no labor organization or group of employees of the Company or any Company Subsidiary has made a pending demand for recognition or certification to the Company and (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority relating to the Company or any Company Subsidiary. There are no material disputes pending or, to the knowledge of the Company, threatened with any works council or employee representative body. Except to the extent required by Law, there are no labor agreements, guarantees or other arrangements to which the Company or a Company Subsidiary is a party that impose limitations on restructurings of the Company or any of the Company Subsidiaries, including redundancies.

(c) The Company has made available to Parent (i) a complete and accurate list of the salary and annual bonus opportunity for each employee of the Company and each of the Company Subsidiaries as of the date specified in such list and (ii) complete and accurate data with respect to the aggregate compensation and employee benefit costs by country for the six months ended June 28, 2013 for the countries in which at least 25 employees of the Company or any Company Subsidiary are employed.

(d) As of the date hereof, there are no Proceedings against the Company or any Company Subsidiary pending, or to the knowledge of the Company, threatened in writing to be brought or filed, with any authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company, in each case, that would reasonably be expected to (i) result in losses, damages or other costs to the Company and the Company Subsidiaries in excess of $500,000 individually or $2,500,000 in the aggregate or (ii) have a Company Material Adverse Effect.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary are, and have been during the last three (3) years, in compliance with all Laws governing the employment of labor, including all such laws relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding or social security Taxes and similar Taxes as well as in compliance with all contractual and other applicable terms of employment, regardless of their legal nature.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the independent contractors or leased employees who provide, or provided in the last three (3) years, services to the Company and the Company Subsidiaries are, or were, properly classified as independent contractors or leased employees, no independent contractor or leased employee has any right to claim employment with the Company or any of the Company Subsidiaries or participate in the Company Benefit Plans, except as permitted pursuant to their terms, and neither the Company nor the Company Subsidiaries are under investigation or audit with respect to their treatment as independent contractors rather than employees.

Section 3.14 Tax Matters.

(a) The Company and each Company Subsidiary and each member of each affiliated group (within the meaning of Section 1504 of the Code) or consolidated, combined or unitary group (under state, local or foreign tax law) of which the Company or any Company Subsidiary is a member has timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by it on or prior to the date hereof and all such filed Tax Returns are correct, complete and accurate, and has timely paid all Taxes (whether or not shown on any Tax Return) that are or were due and payable or otherwise subject to collection action by a Governmental Entity; subject in each case to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All Taxes which the Company or any Company Subsidiary has been required by Law to withhold or to collect for payment on or prior to the date hereof have been duly withheld and collected and have been timely paid to the appropriate Governmental Entity, subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) As of the date hereof there is no Proceeding or assessment pending or, to the knowledge of the Company, threatened with respect to Taxes for which the Company or any Company Subsidiary may be liable that, if determined adversely, would, individually or in the aggregate with all other such Proceedings or assessments, reasonably be expected to have a Company Material Adverse Effect. No deficiency with respect to Taxes has been assessed in writing against the Company or any Company Subsidiary which (i) individually or in the aggregate with all other such deficiencies, would constitute a Company Material Adverse Effect if required to be paid by the Company or any Company Subsidiary and (ii) has not been fully paid or adequately reserved in the Company Financial Statements.

(c) Neither the Company nor any Company Subsidiary has any liability for Taxes of another person (other than the Company or a Company Subsidiary) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law) as a result of filing Tax Returns on a consolidated, combined, or unitary basis with such person, which liability would, individually or in the aggregate with all other such liabilities, constitute a Company Material Adverse Effect. Since January 1, 2011, neither the Company or any Company Subsidiary constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(d) Neither the Company nor any Company Subsidiary has (A) participated in any reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b) that is required to be disclosed pursuant to Treasury Regulation Section 1.6011-4(b) or (B) taken any reporting position on a Tax Return, which reporting position (i) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of state, local, or foreign Tax Law), and (ii) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or any similar provision of state, local, or foreign Tax Law) , in each case, subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(e) The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no claim has been made in writing by any Governmental Entity in any jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is or may be subject to taxation in such jurisdiction.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, other than Permitted Liens, no material Liens or other encumbrances with respect to any Taxes have been filed against the assets of the Company or any Company Subsidiary.

(h) Neither the Company nor any Company Subsidiary is a party to, is bound by or has any obligation (other than any obligations arising under this Agreement or any obligation to the Company or a Company Subsidiary) under a material Tax sharing agreement the primary subject of which is Taxes.

(i) As of the date hereof, there are no written waivers of any statute of limitations currently in effect with respect to any material Taxes of the Company or any Company Subsidiary.

(j) After the Closing, neither the Company nor any Company Subsidiary will be required as a result of any transaction or action taken prior to the Closing to include in income any adjustment pursuant to Section 481(a) of the Code or by reason of a change in accounting method.

Section 3.15 Real Property; Personal Property.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a complete and correct list as of the date of this Agreement of the street address of each real property owned by the Company or any Company Subsidiary (collectively, the “Owned Real Property”).

(b) Section 3.15(b) of the Company Disclosure Letter sets forth a complete and correct list identified by street address as of the date of this Agreement of the street address of (i) each real property leased, subleased, licensed or otherwise occupied (whether as tenant or subtenant or pursuant to other occupancy arrangements) by the Company or any Company Subsidiary under which the Company or any Company Subsidiary pays average annual rent over the remaining term thereof in excess of $100,000 (collectively, the “Lessee Leased Real Property”) or (ii) each real property leased, subleased or licensed (whether as landlord, sub-landlord or pursuant to other occupancy arrangements) by the Company or any Company Subsidiary under which the Company or any Company Subsidiary receives average annual rent over the remaining term thereof in excess of $100,000 (collectively, the “Lessor Leased Real Property” and together with the Lessee Leased Real Property, the “Leased Real Property”). The Company has made available to Parent complete and correct copies of all leases for the Leased Real Property (including all material amendments thereto) to which the Company or any Company Subsidiary is a party (each a “Real Property Lease”).

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has (a) good fee simple title to all Owned Real Property, (b) as of the date hereof, a valid leasehold estate in all Lessee Leased Real Property, and (c) to the knowledge of the Company, to the extent required by the business of the Company and the Company Subsidiaries as currently conducted, peaceful, undisturbed possession of all Lessee Leased Real Property of which the Company or such Company Subsidiary is a tenant or subtenant (subject to any subleases or similar arrangements that may be in existence), in each case free and clear of all Liens except for Permitted Liens.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Real Property Lease, and to the knowledge of the Company as of the date hereof, no event or circumstances has occurred or exists that with or without notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, no other party to any Real Property Lease is in breach of or default under the terms of any Real Property Lease. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Real Property Lease is a valid and binding obligation of the Company or a Company Subsidiary, as applicable, and, to the knowledge of the Company, is in full force and effect and enforceable against the applicable Company or Company Subsidiary, subject to the Bankruptcy and Equity Exception.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company, each of the Company and the Company Subsidiaries has good title to, or a valid leasehold interest in, the material tangible personal assets and properties used or held for use by it in connection with the conduct of its business as conducted on the date of this Agreement, free and clear of all Liens other than Permitted Liens.

Section 3.16 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) The Company and each Company Subsidiary is in material compliance with those Environmental Laws applicable to their respective operations (including possessing and complying with any required Environmental Permits), and there are no administrative or judicial proceedings pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary and in the three (3) years preceding the date of this Agreement none of the Company or any Company Subsidiary has received any written notice, demand, letter, claim or request for information, in either case, alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law;

(ii) There are no Releases or to the Company’s knowledge threatened Releases of Hazardous Substances in, at, on or under (A) any of the real property owned or leased by the Company or any Company Subsidiary, either as a result of the operations of the Company or any Company Subsidiary or, to the Company’s knowledge, otherwise, or (B) any facility to which Hazardous Substances generated by the Company or any Company Subsidiary were sent or received, that, in either case, would reasonably be expected to result in material liability under Environmental Laws on the part of the Company or any Company Subsidiary;

(iii) No Environmental Law requiring investigation or cleanup as a condition of completing a sale of property or change in control of an industrial facility is applicable to the Transactions; and

(iv) Neither the Company nor any Company Subsidiary is a party to any agreement with any Governmental Entity or other person under which it either (A) accepted responsibility or liability for any remediation resulting from a violation of Environmental Law or release of Hazardous Substances that has not been fulfilled or satisfied in all material respects or (B) would be required, in the future, to pay, reimburse, guarantee, defend, indemnify or hold harmless any such person from or against any liability or any administrative or judicial proceeding or claim relating to violations of Environmental Law or releases of Hazardous Substances.

(b) The Company and the Company Subsidiaries have made available to Parent copies of any material environmental reports, studies, assessments, sampling data and other environmental information in its reasonable possession conducted within the past five (5) years relating to the current and former real properties of the Company or the Company Subsidiaries that are material to an understanding of the Company’s or any of the Company Subsidiaries’ compliance with Environmental Laws or environmental conditions present at any of their respective current or former real properties.

(c) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.16 are the sole and exclusive representations and warranties made by the Company in this Agreement with respect to Hazardous Substances, Environmental Laws, Environmental Permits and any other matter related to the environment or the protection of human health and worker safety.

Section 3.17 Intellectual Property.

(a) To the Company’s knowledge, the Company and the Company Subsidiaries own or otherwise have valid rights to use in the manner currently used all Intellectual Property Rights (except for enforcement rights with respect to Intellectual Property rights owned by third parties) that are material to the business as currently conducted (the “Company Intellectual Property Rights”). Section 3.17(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) Owned Company Intellectual Property Rights that are Registered (the “Registered Company Intellectual Property Rights”) and (ii) Company IP Agreements. All issued registrations included in the Registered Company Intellectual Property Rights are subsisting and, to the Company’s knowledge, valid and enforceable. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has received any written charge, complaint, claim, demand or notice challenging the validity or enforceability of any of the Owned Company Intellectual Property Rights that has not been settled or otherwise fully resolved.

(b) To the Company’s knowledge, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe upon any Intellectual Property Rights of any other person. None of the Company or any of the Company Subsidiaries has received any written charge, complaint, claim, demand or notice alleging any such infringement by the Company or any of the Company Subsidiaries that has not been settled or otherwise fully resolved, except for any such infringement that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Company’s knowledge, no other person is infringing any Owned Company Intellectual Property Rights.

(c) All Owned Company Intellectual Property Rights are free of all Liens (except for Permitted Liens or licenses granted to third parties in the ordinary course of business) and are fully assignable by the Company and the Company Subsidiaries to any other person, without payment, consent of any person or other condition or restriction. The completion of the Transactions will not alter or impair the ownership or right of the Company or any Company Subsidiary to use any of the Company Intellectual Property Rights or any component thereof.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have timely made all filings and payments with the appropriate foreign and domestic agencies required to maintain in subsistence all Registered Company Intellectual Property Rights.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have taken reasonable measures to protect the secrecy, confidentiality and value of all Company Intellectual Property Rights that constitute Trade Secrets or are otherwise non-public proprietary information of the business. To the Company’s knowledge, no such Company Intellectual Property Rights or information has been disclosed or authorized to be disclosed to any person other than to employees or agents of the Company or the Company Subsidiaries for use in connection with the business or pursuant to a confidentiality or non-disclosure agreement that reasonably protects the interest of the Company and the Company Subsidiaries in and to such matters. To the Company’s knowledge, no unauthorized disclosure or use of any such Company Intellectual Property Rights or information has been made.

(f) The Company and each Company Subsidiary has a practice of requiring (subject to applicable legal requirements or restrictions) all employees, agents, consultants or contractors who have contributed to or participated in the creation, development, improvement or modification of Intellectual Property Rights for the Company or such Company Subsidiary to assign all of their rights therein to the Company or such Company Subsidiary, as applicable. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse

Effect, to the Company’s knowledge, no other person has any reasonable basis for claiming any right, title or interest in and to any such Intellectual Property Rights.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof the IT Systems used in the operation of the business (i) include all information technology systems that are material to the business, (ii) are reasonably deemed by the Company or a Company Subsidiary to be adequate for their intended use and (iii) are in good working condition (normal wear and tear excepted). There has not been any material malfunction with respect to any such IT Systems since January 1, 2011 that has not been remedied or replaced in all material respects.

(h) The Company and the Company Subsidiaries have published a privacy policy at http://www.tellabs.com/legal/privacy.shtml (the “Privacy Policy”) regarding the collection and use of “personally identifiable information” (as defined in the Privacy Policy) (“PII”), that discloses the manner by which the Company and each Company Subsidiary collects, uses and transfers PII. To the Company’s knowledge, (i) neither the Company or any Company Subsidiary has violated the Privacy Policy, and (ii) since January 1, 2011, no person has gained unauthorized access to or made any unauthorized use of any PII.

(i) Except as set forth in Section 3.17(i) of the Company Disclosure Letter, to the Company’s knowledge no Company Software owned by the Company (the “Owned Company Software”) contains or is derived from open source Software or any other Software (collectively, the “Other Software”) that requires the Owned Company Software to be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works, or (iii) redistributable at no charge.

Section 3.18 Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed, and no such Contract has been amended or modified, except as set forth in Section 3.18(a) of the Company Disclosure Letter. All such filed Contracts shall be deemed to have been made available to Parent.

(b) Other than the Contracts described in Section 3.18(a) and any Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed since January 1, 2011 pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC, Section 3.18(b) of the Company Disclosure Letter sets forth a complete list, and the Company has made available to Parent true and complete copies, of each Contract to which the Company or any of the Company Subsidiaries is a party or by which it is bound or to which any of their respective assets are subject (other than any of the foregoing between the Company and any of the Company Subsidiaries or between any wholly owned Company Subsidiaries), as of the date hereof, that:

(i) relates to a partnership, joint venture or similar arrangement that is material to the Company and the Company Subsidiaries, taken as a whole;

(ii) contains covenants of the Company or any of Company Subsidiaries purporting to limit, in any material respect, either the type or line of business in which the Company or any of the Company Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) or any of their affiliates may engage or the geographic area in which any of them may so engage which, in each case, following the Effective Time, would apply to Parent and its Subsidiaries;

(iii) relates to the creation, incurrence, assumption or guarantee of Indebtedness of the Company or any Company Subsidiary in an amount in excess of $1 million (individually or in the aggregate);

(iv) is a Company IP Agreement;

(v) is with any third person pursuant to which (A) such third person manufactures any product on behalf of the Company or any Company Subsidiary and (B) the Company or any Company Subsidiary paid such third party more than $10 million in the aggregate in the fiscal year ended December 28, 2012 or reasonably anticipates paying such third party more than $10 million in the aggregate in the twelve-month period ended June 28, 2013;

(vi) is a Contract with an affiliate that would be required to be disclosed by Item 404(a) of Regulation S-K under the Exchange Act;

(vii) grants any rights of first refusal, rights of first negotiation or other similar rights to any person with respect to the sale of any material business of the Company and the Company Subsidiaries, taken as a whole;

(viii) would restrict payment, after the Effective Time, of dividends or any distributions in respect of the equity interests of the Company or any Company Subsidiaries;

(ix) would, individually or in the aggregate, prevent, materially delay or materially impair the Company’s ability to consummate the Merger;

(x) relates to the acquisition or disposition of any business of the Company or any Company Subsidiary (including equity interests) (whether by merger, sale of stock, sale of assets, or otherwise) other than this Agreement (A) entered into since January 1, 2011 and which involves an asset value in excess of $15 million or (B) pursuant to which any material earn-out, deferred or contingent payment or indemnification obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties and covenants that survive indefinitely or for periods equal to a statute of limitations and excluding obligations to indemnify directors and officers pursuant to acquisition agreements);

(xi) is a material Contract of indemnification or a guaranty of a material obligation (other than an obligation of the Company or a Company Subsidiary) by the Company or a Company Subsidiary other than any Contract entered into in the ordinary course of business, including in connection with the sale or license by or to the Company or a Company Subsidiary of products or services or arrangements with OEMs, suppliers or manufacturers;

(xii) is a settlement Contract which materially affects the conduct of the Company’s or any Company Subsidiaries’ businesses;

(xiii) is a material Contract with one of the top 17 customers of the Company and the Company Subsidiaries, taken as a whole, by revenue in 2012 and was entered into within the past five years;

(xiv) is a material Contract with one of the top 10 suppliers or vendors of the Company and the Company Subsidiaries, taken as a whole, by amount paid in 2012 and was entered into within the past five years;

(xv) provides source code, under any circumstances, to any third party for any product or technology that is material to the Company and the Company Subsidiaries, taken as a whole, except for Contracts providing for source code to be released from escrow solely upon insolvency or bankruptcy;

(xvi) imposes exclusivity (other than non-competition covenants) or non-solicitation obligations on the Company or any of its affiliates (including Parent or any of its Subsidiaries following the Effective Time), except for Contracts entered into in the ordinary course of business which impose exclusivity or non-solicitation obligations that are not material to the Company or any of its affiliates);

(xvii) imposes “most favored nation” obligations on the Company or any of its affiliates (including Parent or any of its affiliates following the Effective Time) and was entered into within the past five years;

(xviii) is a Contract related to the Cisco Hedge in the possession of the Company; and

(xix) is a Contract that restricts the Company’s ability to terminate the Cisco Hedge in the manner set forth on the section of the Company Disclosure Letter entitled “Cisco Hedge.”

Each Contract described in Section 3.18(a) or Section 3.18(b) is referred to herein as a “Company Material Contract.” Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, where such breach or default, individually or together with other such breaches or defaults, has had or would reasonably be expected to have a Company Material

Adverse Effect. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default, individually or together with other such breaches or defaults, has had or would reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, each Company Material Contract is a valid and binding obligation of the Company or a Company Subsidiary, as applicable, and is in full force and effect, except for such failures as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, subject to the Bankruptcy and Equity Exception.

Section 3.19 Insurance. Section 3.19 of the Company Disclosure Letter sets forth a list of all material insurance policies and arrangements held, as of the date hereof, by or for the benefit of the Company, any Company Subsidiary, or the business, assets or properties owned, leased or operated by the Company or any Company Subsidiary (the “Insurance Policies”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all the Insurance Policies maintained by the Company and the Company Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent or as is required by Law or regulation, and all premiums due and payable thereon have been paid and neither the Company nor any Company Subsidiary is in material breach of or default under any of the insurance policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default or permit termination or material modification of any of the insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company has not received any notice of termination or cancellation or denial of coverage with respect to any of the Insurance Policies. The Company has made available to Parent true and complete copies of all material insurance policies as of the date hereof relating to the business, assets and operations of the Company and the Company Subsidiaries.

Section 3.20 Opinion of Financial Advisor. The Company’s board of directors has received the opinion of Goldman, Sachs & Co. on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, $2.45 per share of Company Common Stock in cash to be paid to the holders of shares of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders. An executed copy of such opinion will be delivered to Parent solely for informational purposes promptly after the execution of this Agreement, and it is agreed and understood that such opinion may not be relied on by Parent or Sub.

Section 3.21 Takeover Statutes. Assuming the accuracy of the representation contained in Section 4.06(b), no “control share acquisition,” “fair price,” “moratorium,” “business combination” or other anti-takeover Law (a “Takeover Statute”) is applicable to this Agreement or the Transactions.

Section 3.22 Vote Required. Assuming the accuracy of the representations and warranties contained in Section 4.06(b) and assuming the Minimum Tender Condition has been satisfied and that the conditions of Section 251(h) of the DGCL have otherwise been satisfied, no vote of holders of shares of the Company shall be required to adopt this Agreement or approve the transactions contemplated hereby.

Section 3.23 Brokers. No broker, finder or investment banker other than Goldman, Sachs & Co. is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based on arrangements made by or on behalf of the Company or any of the Company Subsidiaries.

Section 3.24 Business Practices. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries conduct and, to the extent any non-compliance in the past may still be relevant as of today or in the future, since January 1, 2011, have conducted their respective business in all material respects in compliance with the legal requirements under the U.S. Foreign Corrupt Practices Act 1977, as amended, and any similar laws or regulations in any other jurisdiction, to the extent applicable to the Company and the Company Subsidiaries from time to time. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company, nor any of the Company Subsidiaries nor any employee or former employee thereof or other person affiliated with or acting on behalf of the Company or any Company Subsidiary, has, directly or indirectly, done anything of the following on behalf of the Company or any Company Subsidiary:

(i) used any funds for unlawful contributions, bribes, kickbacks, gifts, entertainment or other unlawful expenses relating to political activity;

(ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any Company Subsidiary;

(iii) established or maintained any unlawful or unrecorded fund of monies or other assets of the Company or any Company Subsidiary; or

(iv) made any unlawful contributions or payments, bribes, kickbacks, gifts, entertainment or other unlawful expenses of a similar or comparable nature to any person whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions, or to pay for favorable treatment for business secured or for special concessions already obtained.

Section 3.25 Acknowledgement of No Other Representations or Warranties. Each of the Company and Company Subsidiaries acknowledges and agrees that, except for the representations and warranties contained in Article IV and in the Sponsor Commitment Agreement and the Guaranty, none of the Parent or Sub or any of their respective affiliates or representatives makes or has made any representation or warranty, either express or implied, concerning the Parent or Sub or the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Except as disclosed in the separate disclosure letter which has been delivered by Parent and Sub to the Company prior to the execution of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Sub hereby represent and warrant to the Company:

Section 4.01 Organization. Each of Parent and Sub is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of Parent and Sub has full corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where any such failure to be so organized, existing, in good standing or have such power or authority, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation of the Transactions.

Section 4.02 Authority. Each of Parent and Sub has the requisite corporate or other legal entity power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Sub and the consummation by them of the Transactions have been duly authorized by all necessary corporate or other legal entity action on the part of Parent and Sub, and no other corporate or other legal entity proceedings on the part of Parent or Sub are necessary to authorize the execution, delivery and performance by Parent and Sub of this Agreement or the consummation by Parent or Sub of the Transactions other than the adoption of this Agreement by Parent in its capacity as sole stockholder of Sub (which adoption shall occur immediately following the execution of this Agreement). This Agreement has been, and any other agreements or instruments to be delivered pursuant hereto by Parent or Sub at the Closing will be, duly and validly executed and delivered by Parent and Sub and (assuming the due authorization, execution and delivery of this Agreement by the Company) this Agreement constitutes, and when executed and delivered such other agreements and instruments will constitute, the valid and legally binding obligation of Parent and Sub enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by Parent and Sub or the consummation by Parent and Sub of the Transactions will: (i) conflict with or violate any provision of the certificate of incorporation, by-laws or any equivalent organizational or governing documents of Parent or Sub; (ii) assuming that all consents, approvals and authorizations described in Section 4.03(b) have been obtained and all filings and notifications described in Section 4.03(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Sub or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of Parent or Sub pursuant to, any Contract to which Parent or Sub is a party (or by which any of their respective properties or assets is bound) or any Permit held by it or them, except, with respect to clauses (ii) and (iii), for (A) any such consents and approvals, the failure to obtain which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Sub to consummate the Transactions and (B) any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation of Liens that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Sub to consummate the Transactions.

(b) None of the execution, delivery or performance of this Agreement by Parent or Sub or the consummation by Parent or Sub of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing, declaration or registration with or notification to, any Governmental Entity, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under any Antitrust Laws, (iii) compliance with, and such filings as may be required under, Environmental Laws, (iv) compliance with the applicable requirements of the Securities Act, the Exchange Act and Blue Sky Laws and (v) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Sub to consummate the Transactions.

Section 4.04 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Sub specifically for inclusion or incorporation by reference in any SEC Transaction Document will, at the time such SEC Transaction Document is filed with the SEC, at any time such SEC Transaction Document is amended or supplemented or at the time such SEC Transaction Document is first published, sent or given to the Company’s stockholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents, insofar as they relate to Parent, Sub or the Guarantors or other information supplied by the Parent or Sub expressly for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable Law.

Section 4.05 Litigation. As of the date hereof, there is no Proceeding to which Parent or any of its Subsidiaries is a party pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that would reasonably be expected to prevent or materially delay the consummation of the Transactions. As of the date hereof, none of Parent or any of its Subsidiaries is subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the consummation of the Transactions.

Section 4.06 Capitalization and Operations of Sub; No Ownership of Company Common Stock.

(a) As of the date of this Agreement, the authorized share capital of Sub consists of 100 shares, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement, the Financing Commitments or the Guaranty.

(b) As of the date of this Agreement, none of Parent, Sub or any of their respective Subsidiaries beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Shares or any securities that are convertible into or exchangeable or exercisable for Shares, or holds any rights to acquire or vote any Shares, other than pursuant to this Agreement. None of Parent, Sub, any of their respective Subsidiaries, or the “affiliates” or “Associates” of any such entity is, and at no time during the last three (3) years has been, an “Interested Stockholder” of the Company, in each case as defined in Section 203 of the DGCL.

Section 4.07 Financing.

(a) Parent has delivered to the Company a true and complete copy of (i) an executed Sponsor Commitment Agreement, dated as of the date hereof (the “Sponsor Commitment Agreement”), among Parent, Sub and the Guarantors, pursuant to which the Guarantors have agreed, according to the terms and subject to the conditions therein, to fund the amounts set forth therein for the purposes set forth therein (the “Sponsor Financing”) and (ii) an executed commitment letter (together with any term sheet relating thereto), dated as of the date hereof (the “Debt Commitment Letter” and, together with the Sponsor Commitment Agreement, the “Financing Commitments”) from Cerberus Business Finance, LLC, pursuant to which the lender party thereto (the “Debt Financing Sources”) has committed, subject solely to the terms thereof, to lend the amounts set forth therein for the purposes set forth therein (the “Debt Financing” and, together with the Sponsor Financing, the “Financing”). Parent has also delivered to the Company true and complete copies of any fee letter (any such fee letter, a “Fee Letter”) and term sheet relating to the Debt Commitment Letter and any engagement letters relating to the Debt Financing. The Company is an express third-party beneficiary with respect to, and is entitled to specifically enforce, the Sponsor Commitment Agreement.

(b) Parent or the Guarantors have and, at the Closing and the Offer Closing Parent will have, sufficient available funds to pay when due the Parent Payment and any other cash amounts payable pursuant to this Agreement or in connection with the Transactions to be paid by Merger Sub or Parent (collectively, the “Financing Uses”).

(c) All of the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. Each of the Financing Commitments, in the form delivered to the Company, is a legal, valid and binding obligation of each of the parties thereto, enforceable against such parties in accordance with its terms, subject to the Bankruptcy and Equity Exception. There are no side letters or other Contracts or arrangements (except for any Fee Letters, engagement letters with respect to the Debt Financing and any agreements entered into after the date hereof that are expressly contemplated by the Debt Commitment Letter) relating to the Financing Commitments. No event has occurred which, with or without notice, lapse of time or both, could constitute a default or breach on the part of Parent, Sub or either Guarantor under any term of, or a failure of any condition under, any of the Financing Commitments or otherwise result in any portion of the Financing contemplated thereby to be unavailable at the Closing or the Offer Closing. Assuming the accuracy of the representations and warranties set forth in Section 3.02(a) and Section 3.02(b), the performance in all material respects by the Company of its obligations under this Agreement and satisfaction of the conditions set forth in Article VI and Annex II, neither Parent nor Sub has reason to believe that it, either of the Guarantors or any Debt Financing Source would be unable to satisfy on a timely basis any term or condition of the Financing Commitments required to be satisfied by such person. Parent or Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments.

(d) Neither Parent nor Sub has, directly or indirectly, entered into an exclusivity, lock-up or other similar agreement, arrangement or binding understanding with any bank or investment bank or other potential provider of debt or equity financing that prohibits such provider from providing or seeking to provide services, including debt or equity financing, to any third person in connection with a transaction relating to the Company or the Company Subsidiaries (including in connection with the making of any Competing Proposal) in connection with the Transactions.

Section 4.08 Guaranty. Concurrently with the execution of this Agreement, Parent and Sub have caused the Guarantors to deliver the Guaranty, dated as of the date hereof, to the Company. The Guaranty is in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. The Guaranty is a legal, valid and binding obligation of each Guarantor, enforceable against each Guarantor in accordance with its terms, subject to the Bankruptcy and Equity Exception. No event has occurred which, with or without notice, lapse of time or both, could constitute a default or breach on the part of either Guarantor under such Guaranty.

Section 4.09 Brokers. No broker, finder or investment banker other than Credit Suisse Securities (USA) LLC and Evercore Group L.L.C. is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions, based on arrangements made by or on behalf of Parent, Sub or any of their respective affiliates.

Section 4.10 Source and Amount of Funds; Solvency.

(a) Section 4.10 of the Parent Disclosure Letter sets forth Parent’s good faith determination of the specific sources (other than the Company Contribution) and total amount of funds (other than the Company Contribution) to be used to pay the Aggregate Offer Price, pay the Aggregate Common Stock Consideration and satisfy the other Financing Uses.

(b) Assuming that (i) the conditions to the obligation of Parent and Sub to consummate the Offer and the Merger have been satisfied or waived, (ii) any estimates, projections or forecasts prepared by the Company or the Company Representatives that have been provided to Parent, Sub or their representatives have been prepared in good faith based upon reasonable assumptions as of the date of preparation thereof and (iii) the most recent financial statements included in a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K filed by the Company with the SEC present fairly in all material respects the consolidated financial condition of the Company and its consolidated Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its consolidated Subsidiaries for the periods covered thereby, then at and immediately following the Effective Time and after giving effect to all of the Transactions, including the payment of the Financing Uses, the Additional Payments, the Company Contribution, any obligations of the Surviving Corporation or its Subsidiaries that become due or payable by the Surviving Corporation or the Company Subsidiaries in connection with, or as a result of, the Transactions, and payment of all fees and expenses related to the foregoing, Parent, the Surviving Corporation and each Subsidiary of the Surviving Corporation will be Solvent. Parent and Sub are not entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors.

Section 4.11 Absence of Certain Arrangements.

(a) Other than this Agreement and as set forth on Section 4.11 of the Parent Disclosure Letter, as of the date hereof, there are no Contracts or any commitments to enter into any Contract between Parent, Sub or any of their respective controlled affiliates, on the one hand, and any director, officer, employee or stockholder of the Company, on the other hand, relating to the Transactions or the operations of the Surviving Corporation after the Effective Time.

(b) Neither Parent nor any of its affiliates has entered into any Contract or any commitments to enter into any Contract pursuant to which: (i) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Offer Price or the Merger Consideration or pursuant to which any stockholder of the Company (A) agrees to tender its shares of Company Common Stock in the Offer or (B) agrees to vote against, or not to tender its shares of Company Common Stock in, any Superior Proposal; or (ii) any third party has agreed to provide, directly or indirectly, equity capital (other than pursuant to the Sponsor Commitment Agreement) to Parent or the Company to finance in whole or in part the Offer or the Merger.

Section 4.12 Investment Intention. Parent is acquiring through the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of capital stock of the Surviving Corporation have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

Section 4.13 Coriant. All of Parent’s affiliates’ optical network business is conducted by Coriant.

Section 4.14 Acknowledgement of No Other Representations or Warranties. Each of Parent and Sub acknowledges that it has conducted its own independent investigation and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and the Company Subsidiaries and that it and its representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and the Company Subsidiaries that it and its representatives have desired or requested to review for such purpose and that it and its representatives have had full opportunity to meet with the management of the Company and the Company Subsidiaries and to discuss the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and the Company Subsidiaries. Each of Parent and Sub acknowledges and agrees that, except for the representations and warranties contained in Article III, none of the Company, the Company Subsidiaries or any of their respective affiliates or the Company Representatives makes or has made any representation or warranty, either express or implied, concerning the Company or the Company Subsidiaries or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the Transactions.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business by the Company Pending the Merger. The Company agrees that between the date of this Agreement and the Effective Time, except as set forth in Section 5.01 of the Company Disclosure Letter, as expressly contemplated or required by any other provision of this Agreement or as required by applicable Law, any Governmental Entity of competent jurisdiction or the rules or regulations of NASDAQ, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company will, and will cause each Company Subsidiary to (i) conduct its operations in the ordinary course of business, substantially consistent with past practice and (ii) use commercially reasonable efforts to maintain substantially intact its business organization insurance coverage, business relationships and the goodwill of those having business relationships with it, in each case, to the extent permitted by this Agreement. Without limiting the foregoing, except as set forth in Section 5.01 of the Company Disclosure Letter, as expressly contemplated or required by any other provision of this Agreement or as required by applicable Law, any Governmental Entity of competent jurisdiction or the rules or regulations of NASDAQ, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective

Time, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) amend its certificate of incorporation, by-laws or equivalent organizational or governing documents;

(b) issue or authorize the issuance of any equity securities in the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any such equity securities, or any rights of any kind to acquire any such equity securities or such convertible or exchangeable securities, other than (i) the issuance of Shares upon the exercise of Company Options and the vesting of RSUs and Performance Awards, in each case outstanding as of the date hereof or otherwise permitted to be granted hereunder, (ii) grants of Company Options, Restricted Stock, RSU Awards and Performance Awards in each case that are required to be granted pursuant to agreements already in effect as of the date hereof and (iii) grants of Company Options, Restricted Stock, RSU Awards and Performance Awards in each case in the ordinary course of business substantially consistent with past practice and not in excess of the amount set forth on Section 5.01(b) of the Company Disclosure Letter;

(c) adjust, split, combine, recapitalize or reclassify any capital stock or other equity interest;

(d) other than in the ordinary course of business, sell, pledge, dispose of, transfer, lease, license or encumber any material property or material assets of the Company or any Company Subsidiary, except pursuant to existing Contracts;

(e) declare, set aside, make or pay any dividend or other distribution with respect to the capital stock of the Company, whether payable in cash, stock, property or a combination thereof;

(f) other than (i) in connection with the exercise of any outstanding Company Options permitted by the terms of such Company Options, or the payment of related withholding Taxes, by net exercise or by the tendering of shares, or Tax withholdings on the vesting or payment of Restricted Stock, RSUs and Performance Awards or (ii) the purchase of shares pursuant to existing “10b5-1” plans, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its equity securities or any options, warrants, securities or other rights exercisable for or convertible into any such equity securities;

(g) merge or consolidate the Company or any Company Subsidiary with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company, other than the merger of one or more Company Subsidiaries with or into one or more other Company Subsidiaries;

(h) make or offer to make any acquisition of a material business (including by merger, consolidation or acquisition of stock or assets), other than any acquisitions for consideration that is individually not in excess of $5 million, or in the aggregate not in excess of $10 million;

(i) incur any Indebtedness or issue any debt securities, or assume or guarantee the obligations of any person (other than a wholly owned Company Subsidiary) for borrowed money, except (i) in connection with refinancings of existing Indebtedness in an amount not to exceed $5 million in the aggregate outstanding at any one time, (ii) for borrowings (including letters of credit and performance bonds) in the ordinary course of business, consistent with past practice, in an amount not to exceed $5 million in the aggregate outstanding at any one time, (iii) Indebtedness for borrowed money that is prepayable at any time without penalty or premium, in an amount not to exceed $5 million in the aggregate outstanding at any one time or (iv) for foreign exchange hedges and related Contracts entered into in the ordinary course of business;

(j) make any loans, advances or capital contributions to, or investments in, any other person (other than any wholly owned Company Subsidiary) other than loans made in the ordinary course of business not to exceed $5 million in the aggregate;

(k) except to the extent required by Law or the terms of any Company Benefit Plan or as specifically contemplated by Section 2.03 or Section 5.11: (i) other than as required by any agreement in effect as of the date hereof, increase the compensation or benefits payable or to become payable to its directors, officers or employees in an aggregate amount in excess of the limits set forth on Section 5.01(k) of the Company Disclosure Letter; (ii) other than in the ordinary course of business in connection with the hiring of new employees, grant any rights to severance or termination pay or other termination benefit, or enter into any employment or severance agreement; (iii) except for amendments to Company Benefit Plans in the ordinary course of business, establish, terminate, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, pension, retirement, deferred compensation, employment, termination, severance, change-in-control or other plan or agreement; or (iv) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan;

(l) except in each case to the extent required by Law, file any material Tax Return materially inconsistent with past practice, make any material Tax election inconsistent with past practice, change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, enter into any closing or similar agreements relating to a material amount of Taxes, accept or approve any material proposed adjustment to any Tax liability, materially amend any material Tax Return, surrender any right to claim a material Tax refund or consent in writing to any extension or waiver of the statute of limitations applicable to any material Tax claim or assessment (except for any such consent given in the ordinary course of business);

(m) make any material change in accounting policies or procedures, other than as required by GAAP, applicable Law or any Governmental Entity with competent jurisdiction;

(n) make any capital expenditures that individually or in the aggregate exceed $15 million;

(o) terminate or permit any Company Permit to lapse, other than in accordance with the terms and regular expiration of any Company Permit, or fail to apply on a timely basis for any renewal of any renewable Company Permit, except to the extent such termination, lapse or failure to apply for renewal would otherwise have been permitted to occur in the ordinary course of business;

(p) engage in any transaction with, or enter into any agreement, arrangement or understanding with any affiliate of the Company or other person covered by Item 404 of Regulation S-K promulgated under the Exchange Act that would be required to be disclosed under such Item 404 other than those in existence on the date of this Agreement;

(q) fail to use reasonable best efforts to maintain in full force and effect insurance policies of the type and with generally comparable coverage to such insurance policies in place on the date hereof;

(r) subject to Section 5.14, settle or compromise any Proceeding or series of Proceedings, individually or in the aggregate, in an amount in excess of $2,500,000 (net of any amount covered by insurance or indemnification);

(s) enter into any pay or performance guarantees or agreements to indemnify any other person, other than (i) pay or performance guarantees or agreements to indemnify under which neither the Company nor any Company Subsidiary will have any obligations following the Effective Time or (ii) such as would not require the approval of any Company employee at the “4” or “5” level under the operating procedures set forth on Section 5.01(s) of the Company Disclosure Letter;

(t) (i) amend, modify, terminate (partially or completely), grant any waiver under or give any consent with respect to, or enter into any agreement to amend, modify, terminate (partially or completely), grant any waiver under or give any consent with respect to, any of the Company Material Contracts or (ii) enter into any other contract which would be a Company Material Contract if executed, except, in the case of clause (i) and (ii) such as would not require the approval of any Company employee at the “4” or “5” level under the operating procedures set forth on Section 5.01(s) of the Company Disclosure Letter;

(u) except for actions taken in the reasonable business judgment of the Company or a Company Subsidiary, abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any Company Intellectual Property Rights, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, or to maintain and protect its interest in the Company Intellectual Property Rights; provided, that, for the avoidance of doubt, the parties acknowledge that the abandonment, disclaimer, non-renewal, or failure pay fees with respect to the items of Registered Company Intellectual Property Rights so identified in Section 3.17(a) of the Company Disclosure Letter shall be deemed to be taken in the Company’s reasonable business judgment; or

(v) authorize or enter into any Contract to do any of the foregoing.

Nothing contained in this Agreement shall give Parent or Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 5.02 Agreements Concerning Parent and Sub.

(a) During the period from the date of this Agreement through the Effective Time, neither Parent nor Sub shall engage in any activity of any nature except for activities related to or in furtherance of the Transactions (including enforcement of its rights under this Agreement), and the Financing or as provided in or expressly contemplated by this Agreement.

(b) Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Sub of, and the compliance by Sub with, all of the covenants, agreements, obligations and undertakings of Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Sub hereunder.

Section 5.03 No Solicitation; Change of Company Recommendation.

(a) From and after the date hereof, until the earlier of the Acceptance Time and the termination of this Agreement, (i) the Company shall, and shall cause the Company Subsidiaries and the Company Representatives to, cease any solicitations, discussions or negotiations with any persons that may be ongoing with respect to any Competing Proposal and, unless the Company has previously made such a request, shall request each person that has been provided by or on behalf of the Company since January 1, 2013 any confidential information (A) regarding the Company or any Company Subsidiary and (B) relating to a Competing Proposal to return or destroy all such confidential information and (ii) the Company shall not, and shall cause the Company Subsidiaries and any Company Representatives not to, (A) initiate, solicit or knowingly encourage or facilitate the submission of any Competing Proposal, (B) furnish any non-public information regarding the Company or any Company Subsidiary to any third person in connection with or in response to a Competing Proposal or (C) participate in any discussions or negotiations with any third person with respect to any Competing Proposal.

(b) Notwithstanding anything to the contrary contained in this Agreement, if, at any time following the date hereof and prior to the Acceptance Time, (i) the Company has received a bona fide written Competing Proposal (it being agreed that the Company’s board of directors may correspond in writing with any person making such a written Competing Proposal to request clarification of the terms and conditions thereof so as to determine whether such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal) from a person that did not result from a material breach of Section 5.03(a) (for purposes of this sentence only, the definition of Company Representatives shall also include (x) any employee of the Company and (y) any advisor, agent or representative of the Company acting on its behalf in connection with the Transactions), which Competing Proposal was made on or after the date hereof and (ii) the Company’s board of directors determines in good faith, after consultation with its financial advisors and outside counsel, that such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company may (A) furnish information with respect to the Company and the Company Subsidiaries to the person making such Competing Proposal and its representatives and (B) participate in discussions or negotiations with the person making such Competing Proposal and its representatives regarding such Competing Proposal; provided, however, that the Company (x) will not, will not permit the Company Subsidiaries to, and will not authorize the Company Representatives to, disclose any non-public information regarding the Company to such person without first entering into an Acceptable Confidentiality Agreement with such person; (y) will promptly advise Parent of the receipt of any Competing Proposal that constitutes or could reasonably be expected to lead to a Superior Proposal and (z) will as promptly as practicable (and in any event within 24 hours thereafter) provide to Parent the identity of such other person, an unredacted copy of such Competing Proposal if made in writing (or a written summary of the material terms of such Competing Proposal if not made in writing), any relevant proposed material transaction agreements, a copy of any financing commitments (including redacted fee letters), and any information concerning the Company or the Company Subsidiaries provided or made available to such other person (or its representatives) that was not previously provided or made available to Parent (such information and documentation, the “Competing Proposal Information”). The Company shall continue to provide any Competing Proposal Information which is delivered to the Company, any Company Subsidiary or any Company Representative thereafter.

(c) Except as set forth in Section 5.03(d) or Section 5.03(e), neither the Company’s board of directors nor any committee thereof shall (i) adopt, authorize, approve or recommend any Competing Proposal, (ii) withhold, modify or amend, in a manner adverse to Parent, the Company Recommendation or fail to include the Company Recommendation in the Schedule 14D-9 (any action set forth in the foregoing clauses (i) or (ii), a “Change of Company Recommendation”) or (iii) allow the Company or any of the Company Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Competing Proposal (other than an Acceptable Confidentiality Agreement) or requiring the Company to abandon, terminate or fail to consummate the Transactions.

(d) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Acceptance Time, the Company’s board of directors may make a Change of Company Recommendation if:

(i) (A) a Competing Proposal (that did not result from a material breach of Section 5.03) is made to the Company by a third person and such Competing Proposal is not withdrawn and (B) the Company’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal;

(ii) the Company provides Parent prior written notice of the Company’s intention to make a Change of Company Recommendation (a “Notice of Change of Recommendation”), which notice shall identify the person making such Superior Proposal and include the Competing Proposal Information with respect to such Superior Proposal (it being agreed that neither the delivery of the Notice of Change of Recommendation by the Company nor the public announcement that the Company’s board of directors is considering making a Change of Company Recommendation under applicable Law shall constitute a Change of Company Recommendation);

(iii) the Company has negotiated, and has caused any applicable Company Representatives to negotiate, in good faith with Parent with respect to any changes to the terms of this Agreement proposed by Parent for at least three (3) days following receipt by Parent of such Notice of Change of Recommendation to assist Parent in proposing in writing a binding offer to effect revisions to the terms of this Agreement, the Sponsor Commitment Agreement and the Guaranty such that it would cause any such Superior Proposal to no longer constitute a Superior Proposal; and

(iv) taking into account any changes to the terms of this Agreement proposed by Parent to the Company pursuant to clause (iii) above, the Company’s board of directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Competing Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Parent were to be given effect; provided, that any material amendment to the terms of such Superior Proposal (whether or not in response to any changes proposed by Parent pursuant to clause (iii) above) shall require a new Notice of Change of Recommendation and an additional two (2)-day period from the date of such notice during which the terms of clause (iii) above and this clause (iv) shall apply mutatis mutandis.

(e) Other than in connection with a Superior Proposal (which shall be subject to Section 5.03(d) and shall not be subject to this Section 5.03(e)), nothing in this Agreement shall prohibit or restrict the Company’s board of directors from withholding, modifying or amending, in a manner adverse to Parent, the Company Recommendation if the Company’s board of directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company’s board of directors to effect a Change of Company Recommendation would reasonably be likely to be inconsistent with its fiduciary duties under applicable Law; provided, that, to the extent practicable:

(i) the Company shall give Parent advance notice of its intention to take such action (it being agreed that neither the delivery of such notice by the Company nor any public announcement that the Company’s board of directors is considering making a Change of Company Recommendation under applicable Law shall constitute a Change of Company Recommendation); and

(ii) the Company shall give Parent at least three (3) days following receipt by Parent of such notice to propose revisions to the terms of this Agreement (or make another proposal) and shall negotiate in good faith with Parent with respect to such proposed revisions or other proposal, if any, during such three (3)-day period.

(f) Nothing contained in this Section 5.03 shall prohibit the Company’s board of directors from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company if the Company’s board of directors determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to the stockholders of the Company (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company’s board of directors of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Company Recommendation).

Section 5.04 Access to Information. From the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to: (a) provide to Parent and Sub and their respective representatives reasonable access during normal business hours, upon prior written notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof; (b) furnish promptly such information concerning the business, properties, Contracts, assets and liabilities of the Company and Company Subsidiaries as Parent or its representatives may reasonably request and (c) within a reasonable time following the request thereof by Parent, use reasonable best efforts to arrange such meetings and telephone conferences with such customers and suppliers of the Company and any Company Subsidiary as may be reasonably requested by Parent; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information or provide such assistance to the extent that the Company believes in good faith that doing so would: (i) result in the loss of attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege) or (ii) breach, contravene or violate any applicable Law (including the HSR Act or any other Antitrust Law) and provided, further, that at the Company’s sole discretion, the Company shall have the right to participate in any meeting or teleconference with any customer or supplier arranged pursuant to this Section 5.04. During any visit to the business or property sites of the Company or any of the Company Subsidiaries, each of Parent and Sub shall, and shall cause their respective representatives accessing such properties to, comply with all applicable Laws and all of the Company’s and the Company Subsidiaries’ safety and security procedures. Notwithstanding anything to the contrary contained in this Section 5.04, from the date of this Agreement to the Effective Time, Parent, Sub or any of their respective affiliates shall have the right to conduct a Phase I environmental site assessment at any Owned Real Property or, subject to the receipt of any required consent of the landlord or other relevant party, any Leased Real Property, but in no event may any environmental investigation include any sampling or other intrusive investigation of air, surface water, groundwater, soil or anything else at or in connection with any of such real property without the prior written consent of the Company. Prior to the termination of this Agreement, the terms of this Section 5.04 shall be deemed to constitute express permission of the Company pursuant to Section 10(g) of the Confidentiality Agreement for Parent or Sub to speak with customers or suppliers of the Company or any Company Subsidiary about their relationship with the Surviving Corporation following the Effective Time consistent with this Section 5.04. Parent shall, and shall cause each of its Subsidiaries and its and their respective representatives, to hold all information provided or furnished pursuant to this Section 5.04 confidential in accordance with the terms of the Confidentiality Agreement.

Section 5.05 Appropriate Action; Consents; Filings.

(a) Subject to Section 5.03, each of Parent and the Company shall (and Parent shall cause each of its affiliates to) use its reasonable best efforts to consummate the Transactions and to cause the conditions set forth in Article VI and Annex II to be satisfied. Without limiting the generality of the foregoing, Parent shall (and shall cause Sub, the Guarantors and each of its and their applicable affiliates to) and the Company shall (and shall cause each of the Company Subsidiaries to) use its reasonable best efforts to (i) promptly obtain all actions or nonactions, consents (including Required Consents), Permits (including Environmental Permits), waivers, approvals, authorizations and orders from Governmental Entities or other persons necessary or advisable in connection with the consummation of the Transactions, (ii) as promptly as practicable, and in any event within ten (10) Business Days after the date hereof, make and not withdraw (without the Company’s consent) all registrations and filings with any Governmental Entity or other persons necessary or advisable in connection with the consummation of the Transactions, including the filings required of the parties hereto or their “ultimate parent entities” under the HSR Act or any other Antitrust Law, and promptly make any further filings pursuant thereto that may be necessary or advisable, (iii) defend all lawsuits or other legal, regulatory, administrative or other proceedings to which it or any of its affiliates is a party challenging or affecting this Agreement or the consummation of the Transactions, in each case until the issuance of a final, non-appealable order with respect to each such lawsuit or other proceeding, (iv) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the Transactions, in each case until the issuance of a final, non-appealable order with respect thereto, (v) seek to resolve any objection or assertion by any Governmental Entity challenging this Agreement or the Transactions, and (vi) execute and deliver any additional instruments necessary or advisable to consummate the Transactions.

(b) In furtherance of the obligations set forth in Section 5.05(a), (i) Parent shall promptly take (and shall cause each of its affiliates to take) any and all actions necessary or advisable in order to avoid or eliminate each and every impediment to the consummation of the Transactions, and obtain all approvals and consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Entity, in each case with competent jurisdiction, so as to enable the parties to consummate the Transactions as promptly as practicable; provided that such actions shall only be deemed to require accepting operational restrictions or limitations on, and committing to or effecting, by consent decree, hold separate orders, trust or otherwise, the sale, license, disposition or holding separate of, such assets or businesses of Parent, Sub, the Company, the Surviving Corporation or any of their respective affiliates (and the entry into agreements with, and submission to decrees, judgments, injunctions or orders of the relevant Governmental Entity) as may be required to obtain such approvals or consents of such Governmental Entities or to avoid the entry of, or to effect the dissolution of or vacate or lift, any decrees, judgments, injunctions or orders that would otherwise have the effect of preventing or materially delaying the consummation of the Transactions (such actions, “Antitrust Divestitures”) if such Antitrust Divestitures would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Coriant, or a Company Material Adverse Effect, immediately after giving effect to the Merger, and (ii) the Company may make, subject to the condition that the Transactions actually occur, any undertakings (including undertakings to accept operational restrictions or limitations or to make sales or other dispositions, provided that such restrictions, limitations, sales or other dispositions are conditioned upon the consummation of the Transactions) as are required to obtain such approvals or consents of such Governmental Entities or to avoid the entry of, or to effect the dissolution of or vacate or lift, any decrees, judgments, injunctions or orders that would otherwise have the effect of preventing or materially delaying the consummation of the Transactions. Neither Parent nor Sub, directly or indirectly, through one or more of their respective affiliates, shall take any action, including acquiring or making any investment in any person or any division or assets thereof, that would reasonably be expected to cause a material delay in the satisfaction of the conditions contained in Article VI or Annex II or the consummation of the Transactions.

(c) Without limiting the generality of anything contained in this Section 5.05, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Transactions; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from the FTC, the Antitrust Division or any other Governmental Entity regarding the Transactions. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Entity in connection with the Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

Section 5.06 Financing.

(a) Financing. Parent and Sub shall not agree to any amendments or modifications to, or grant any waivers of, any provision under the Financing Commitments without the prior written consent of the Company. Parent and Sub acknowledge and agree that their obligations hereunder, including their obligations to consummate the Transactions, are not subject to, or conditioned on, receipt of the Financing or any other financing. Parent and Sub shall not, without the prior written consent of the Company, prior to or in connection with the Closing or the Offer Closing, permit or arrange any debt financing to which the Company or any of the Company Subsidiaries will be a party or by which any of their respective assets will be subject or bound other than the Debt Financing.

(b) Financing Assistance. In connection with the Debt Financing, prior to the Closing, the Company shall provide to Parent and Sub, at Parent’s sole expense, customary cooperation reasonably requested by Parent and Sub that is necessary in connection with the arrangement and consummation of the Debt Financing, including (in each case, to the extent reasonably requested):

(i) participating in a reasonable number of meetings, due diligence sessions, drafting sessions and sessions between senior management and prospective lenders;

(ii) providing reasonable and customary assistance with the preparation of documents customarily required in connection with bank debt financings and, to the extent required under the Debt Commitment Letter, providing all documentation and other information relating to the Company or any of the Company Subsidiaries reasonably required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001;

(iii) using reasonable best efforts to assist Parent in obtaining surveys, legal opinions from local outside counsel (and not internal counsel or New York or Delaware counsel) and title insurance as reasonably requested by Parent or Sub for the Debt Financing; and

(iv) (A) taking all actions reasonably necessary to (1) permit the prospective lenders involved in the Debt Financing to evaluate the Company and the Company Subsidiaries’ current assets, and cash management and accounting systems, policies and procedures relating thereto, for the purpose of establishing collateral arrangements to the extent reasonable and customary, (2) establish customary bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing and (3) permit representatives of the prospective lenders to conduct customary commercial field examinations, customary inventory appraisals and a customary appraisal of the Owned Real Property, and (B) using commercially reasonable efforts to make audits and appraisals delivered for purposes of any credit facility available to Parent.

(c) Notwithstanding anything to the contrary contained in Section 5.06(b), (i) nothing herein shall require any cooperation or other action to the extent it would materially interfere with the business or operations of the Company or any of the Company Subsidiaries, (ii) neither the Company nor any of the Company Subsidiaries shall be required to commit to take any action that is not contingent upon the Closing (including the entry into any agreement or instrument) or that would be effective at or prior to the Effective Time and (iii) the board of directors of the Company and the board of directors (or other governing body) of any of the Company Subsidiaries shall not be required to approve any financing or agreements related thereto (or any alternative financing) at or prior to the Effective Time.

(d) Notwithstanding anything to the contrary contained in Section 5.06(b), none of the Company or any of the Company Subsidiaries shall be required to pay any commitment or other similar fee or make any other payment (other than for minimal reasonable out-of-pocket costs that are reimbursed by Parent as provided below in this Section 5.06(d)) or incur any other liability or obligation or provide or agree to provide any indemnity in connection with the Financing or any action taken in accordance with Section 5.06(b) at or prior to the Effective Time. Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and the Company Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing (including any action taken in accordance with Section 5.06(b)) and any information utilized in connection therewith (other than historical information provided by the Company or the Company Subsidiaries). Notwithstanding anything to the contrary contained in this Agreement, the condition set forth in clause (c)(iii) of Annex II, as it applies to the Company’s obligations under this Section 5.06, shall be deemed satisfied regardless of any breach by the Company or any of the Company Subsidiaries of their obligations under this Section 5.06. Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or any of the Company Subsidiaries in connection with this Section 5.06.

(e) Neither Parent nor Sub shall release or consent to the termination of the obligations of the Guarantors under the Sponsor Commitment Agreement or the lenders under the Debt Commitment Letter, except for assignments and replacements of an individual lender under the express terms of or in connection with the syndication of the Debt Commitment Letter.

(f) Parent and Sub shall cause Optical Holding Company LLC to comply with Section 5.06(a) and Section 5.06(e) to the full extent Parent and Sub are obligated to do so.

Section 5.07 Cooperation Regarding Solvency Opinion. Parent shall use its commercially reasonable best efforts to (a) make available its officers, agents and other representatives on a customary basis and upon reasonable notice and (b) provide or make available such information and documents as may reasonably be requested by the Company or the appraisal firm contemplated to provide the opinion described in Section 7.01(l) in connection with the preparation and delivery of such opinion.

Section 5.08 Public Announcements. The contents of the initial press release issued by Parent concerning this Agreement and the Transactions shall have been approved by the Company and the contents of the initial press release issued by the Company concerning this Agreement and the Transactions shall have been approved by Parent. After the issuance of the initial press releases, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, fiduciary duties or by obligations pursuant to any listing agreement with any national securities exchange.

Section 5.09 Directors & Officers Indemnification and Insurance.

(a) Indemnification. From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless each current or former director, officer or employee of the Company or any of the Company Subsidiaries, each fiduciary under benefit plans of the Company or any of the Company Subsidiaries and each such person who performed services at the request of the Company or any of the Company Subsidiaries (each an “Indemnified Party” and collectively, the “Indemnified Parties”) against (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) to the extent that they are based on or arise out of the fact that such person is or was a director, officer, employee or fiduciary under benefit plans or performed services at the request of the Company or any of its Subsidiaries (the “Indemnified Liabilities”), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the Transactions, whether asserted or claimed prior to, at or after the Effective Time, and including any expenses incurred in enforcing such person’s rights under this Section 5.09. In the event of any such loss, expense, claim, damage or liability (whether or not asserted before the Effective Time), the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under Law).

(b) Insurance. The Company shall be permitted to, prior to the Effective Time, and if the Company fails to do so, Parent shall cause the Surviving Corporation to, obtain and fully pay the premium for an insurance and indemnification policy that provides coverage for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries thereof than the Company’s existing directors’ and officers’ liability insurance policy. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time (and for so long thereafter as any claims brought before the end of such six-year period thereunder are being adjudicated) the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period (and for so long thereafter as any claims brought before the end of such six-year period thereunder are being adjudicated) with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof.

(c) Successors. In the event the Surviving Corporation, Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provisions shall be made so that the successors, assigns or transferees of the Surviving Corporation or Parent shall assume the obligations set forth in this Section 5.09.

(d) Continuation. For not less than six (6) years from and after the Effective Time, the certificate of incorporation and by-laws of the Surviving Corporation and the certificate of incorporation and by-laws (or other similar documents) of each Company Subsidiary shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses for periods at or prior to the Effective Time than are currently set forth in the Company Charter, the Company By-Laws or the equivalent organizational documents of any Company Subsidiary. The contractual indemnification rights, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

(e) Benefit. The provisions of this Section 5.09 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs, executors or administrators and his or her representatives, shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation and shall not be amended in a manner that is adverse to any Indemnified Parties (including their successors, assigns and heirs) without the consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby.

(f) Non-Exclusivity. The provisions of this Section 5.09 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Nothing in this Agreement, including this Section 5.09, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of the Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 5.09 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.10 Takeover Statutes. The parties shall use all reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to restrict or prohibit any of the Transactions, and (b) if any Takeover Statute is or becomes applicable to restrict or prohibit any of the Transactions, to take all action necessary so that such Transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize (to the greatest extent practicable) the effects of such Takeover Statute on such Transaction.

Section 5.11 Employee Benefit Matters.

(a) From and after the Effective Time and for a period ending on the first anniversary of the Effective Time, Parent shall provide or cause the Company Subsidiaries, including the Surviving Corporation, to provide:

(i) base salary, wages, bonus opportunities and long-term incentive compensation opportunities (in the form of equity-based or cash-based awards or a combination thereof, and severance benefits) to each employee of the Company or a Company Subsidiary immediately prior to the Effective Time (each, a “Company Employee”) that are substantially comparable, in the aggregate, to the rate of base salary, wages, bonus opportunities and long-term incentive compensation opportunities (in the form of equity-based or cash-based awards or a combination thereof, and severance benefits) provided to such Company Employee immediately prior to the Effective Time; and

(ii) employee benefits (other than equity-based compensation or retiree medical benefits) to each Company Employee that are substantially comparable, in the aggregate, to the employee benefits (other than equity-based compensation or retiree medical benefits) provided to such Company Employee immediately prior to the Effective Time.

(b) Without limiting the generality of Section 5.11(a), from and after the Effective Time, Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to assume, honor and continue all of the Company’s and the Company Subsidiaries’ employment, severance, retention and termination plans, policies, programs, agreements and arrangements (including any change in control or severance agreement between the Company or any Company Subsidiary and any Company Employee), in each case, in accordance with their terms as in effect immediately prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event).

(c) For purposes of determining eligibility to participate, level of benefits and vesting under any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, but without regard to whether the applicable plan is subject to ERISA) and any other employee benefit plan, program, policy or arrangement maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, including any vacation, paid time off and severance plans, each Company Employee’s service with or otherwise credited by the Company or any Company Subsidiary shall be treated as service with Parent or any of its Subsidiaries, including the Surviving Corporation to the same extent credited under comparable Company Benefit Plans; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or would not have been recognized under the comparable Company Benefit Plan immediately prior to the Effective Time.

(d) Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Effective Time.

(e) The Company shall take all necessary actions such that no Shares may be purchased under the Company Stock Purchase Plan on or after the date of this Agreement. As of the Effective Time, the Company Stock Purchase Plans shall terminate without this creating any obligation on the part of Parent or the Surviving Corporation to provide similar benefits or compensation for such termination after the Effective Time.

(f) Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any Company Benefit Plan, (ii) give any employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third person any right to enforce the provisions of this Section 5.11 or (iii) obligate Parent, the Surviving Corporation or any of their affiliates to (A) maintain any particular benefit plan, except in accordance with the terms of such plan or (B) retain the employment of any particular employee.

Section 5.12 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Merger and the other Transactions, shall be paid by the party incurring such expense. Parent shall, or shall cause the Surviving Corporation to, pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article II. Except as otherwise provided in this Agreement, all Transfer Taxes incurred in connection with the Transactions shall be paid when due by Parent, Sub or, after the Closing, the Surviving Corporation.

Section 5.13 Rule 16b-3 Matters. Notwithstanding anything to the contrary contained herein, the Company shall be permitted to take such actions as may be reasonably necessary or advisable to ensure that the dispositions of equity securities of the Company (including derivative securities) by any officer or director of the Company who is subject to Section 16 of the Exchange Act pursuant to the Transactions are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Defense of Litigation. The Company shall control, and the Company shall consult with Parent and keep Parent reasonably informed with respect to any material developments regarding, the defense of any Proceeding brought by stockholders of the Company against the Company or its directors or officers arising out of or relating to Transactions; provided, however, that the Company shall not settle any such Proceeding (a) without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or

(b) unless such settlement would not (i) require a payment in excess of amounts permitted by Section 5.01(r) or (ii) impose any material obligations that relate to the operation of the business of the Company or the Company Subsidiaries following the Closing.

Section 5.15 Cash Statement. No later than three (3) Business Days prior to the Effective Time, the Company shall deliver to Parent a written good faith estimate of the aggregate amount of cash, cash equivalents and marketable securities expected to be held by the Company and the Company Subsidiaries as of the Effective Time.

Section 5.16 Cash. Prior to the Closing the Company and the Company Subsidiaries may, and at the written instruction from Parent to do so, the Company shall or shall cause the Company Subsidiaries to liquidate any marketable securities or any cash equivalents then owned by the Company or the Company Subsidiaries.

Section 5.17 Disposal of Certain Inventory. Prior to the Closing Date, the Company and the Company Subsidiaries will dispose of, or cause to be disposed of, certain inventory as identified in and in the manner set forth in Section 5.17 of the Company Disclosure Letter.

Section 5.18 Rule 14d-10 Matters. Prior to the expiration of the Offer, the Company will take all such steps as may be required (a) to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been or will be entered into after the date of this Agreement by the Company or its subsidiaries with current or future directors, officers or employees of the Company or its subsidiaries, in each case under which any such person could become entitled to (i) any additional compensation, enhanced severance or other benefits or any acceleration of the time of payment or vesting of any compensation, severance or other benefits or any funding of any compensation or benefits by the Company or Company Subsidiaries, as a result of the Offer or (ii) any other compensation or benefits from the Company or any of Company Subsidiaries related to or contingent upon or the value of which would be calculated on the basis of the Offer, and (b) to ensure that any such arrangements fall within the safe harbor provisions of such rule.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.01 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or to the extent permitted by Law, mutual waiver by both the Company and Parent) at or prior to the Effective Time of each of the following conditions:

(a) Antitrust Approval. The waiting period (and any extensions thereof) relating to the acquisition of shares of Company Common Stock by Sub pursuant to the Offer or the consummation of the Merger under the HSR Act shall have expired or been terminated.

(b) No Injunction. No Governmental Entity of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any Law, order, injunction or decree that is in effect and renders the Merger illegal, or prohibits, enjoins or otherwise prevents the Merger; provided, however, that the condition in this Section 6.01(b) shall not be available to any party (i) whose failure to fulfill its obligations pursuant to Section 5.05 results in the failure of the condition to be satisfied or (ii) in connection with or as a result of any Law, order, injunction or decree issued by any non-U.S. Governmental Entity pursuant to or under any Antitrust Law.

(c) Consummation of Offer. The Offer Closing shall have occurred.

Section 6.02 Frustration Of Closing Conditions. None of the parties hereto will be entitled to rely on the failure of any condition set forth herein to be satisfied if such failure was primarily due to the failure of any such party to perform its obligations under this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination. This Agreement may be terminated at any time prior to the Acceptance Time (except as otherwise expressly provided), as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either the Company or Parent, if the Acceptance Time shall not have occurred on or before December 20, 2013 (such date, the “Termination Date”);

(c) by either the Company or Parent, if the Offer Termination shall have occurred;

(d) by either the Company or Parent, if any Governmental Entity of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any Law permanently enjoining, restraining or prohibiting the Offer or the Merger, and such Law shall have become final and non-appealable, if applicable; provided, that the right to terminate this Agreement under this Section 7.01(d) shall not be available to any party that has failed to use its reasonable best efforts to contest, resolve or lift, as applicable, such Law; provided, further, that the right to terminate this Agreement under this Section 7.01(d) shall not be available to any party (i) that has failed in any material respect to comply with Section 5.05 or (ii) in connection with or as a result of any Law, order, injunction or decree issued by any non-U.S. Governmental Entity pursuant to or under any Antitrust Law;

(e) by Parent, if (i) the Company’s board of directors shall have failed to include the Company Recommendation in the Schedule 14D-9 or shall have effected a Change of Company Recommendation, (ii) the Company shall have failed to recommend against any Competing Proposal subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Proposal or (iii) the Company or the board of directors of the Company shall have publicly announced its intention to do any of the foregoing;

(f) by the Company, if the Company’s board of directors shall have effected a Change of Company Recommendation pursuant to Section 5.03(d) in order to enter into a definitive acquisition agreement with respect to a Superior Proposal;

(g) by Parent, if: (i) (A) any of the Company’s representations or warranties contained in this Agreement shall have been inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in clause (c)(ii) of Annex II would not be satisfied or (B) the Company shall have failed to perform any of its covenants or agreements contained in this Agreement, such that the condition set forth in clause (c)(iii) of Annex II would not be satisfied; (ii) Parent shall have delivered to the Company written notice of such inaccuracy or failure to perform; and (iii) either such inaccuracy or failure to perform is not capable of cure or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to the Company and such inaccuracy or failure to perform shall not have been cured; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.01(g) if the inaccuracy of the representations and warranties of Parent or Sub or the failure of Parent or Sub to perform any of its covenants or agreements contained in this Agreement is such that a condition described in Section 7.01(h)(i)(A) or (B) would not be satisfied;

(h) by the Company, if (i) (A) any of Parent’s or Sub’s representations or warranties contained in this Agreement shall have been inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) and such inaccuracy in such representation or warranty has prevented or would reasonably be expected to prevent Parent or Sub from consummating the Transactions or (B) Parent or Sub shall have failed to perform in any material respect any of its covenants or agreements contained in this Agreement and such failure has prevented or would reasonably be expected to prevent Parent or Sub from consummating the Transactions; (ii) the Company shall have delivered to Parent written notice of such inaccuracy or failure to perform; and (iii) either such inaccuracy or failure to perform is not capable of cure or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to Parent and such inaccuracy or failure to perform shall not have been cured; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.01(h) if the inaccuracy of the representations and warranties of the Company or the failure of the Company to perform any of its covenants or agreements contained in this Agreement is such that a condition contained in clause (c)(ii) or (iii) of Annex II would not be satisfied;

(i) by the Company, if (i) all of the conditions in Section 6.01 (other than those conditions that by their nature are to be satisfied at the Closing or that have failed to be satisfied as a result of the material inaccuracy of any of Parent’s or Sub’s representations or warranties or Parent’s or Sub’s material failure to perform any of its covenants or agreements contained in this Agreement) have been satisfied or waived, (ii) the Company has notified Parent in writing that the Company is ready, willing and able to consummate the Closing, and (iii) Parent and Sub have failed to consummate the Closing on the date by which the Closing is required to have occurred pursuant to Section 1.06;

(j) by the Company, if (i) all the Offer Conditions shall have been satisfied or waived as of the expiration of the Offer and (ii) the Offer Closing does not occur within three (3) Business Days in accordance with Section 1.01(a);

(k) by the Company if the Company’s board of directors shall have withdrawn, modified or amended the Company Recommendation pursuant to Section 5.03(e); or

(l) by the Company if the Company shall not have received prior to the Acceptance Time an opinion (the “Solvency Opinion”), in form and substance reasonably satisfactory to the Company, of a nationally recognized independent valuation firm engaged by the Company, addressed to the Company’s board of directors, to the effect that, as of the date of the Solvency Opinion, and assuming the consummation of the Transactions on the date of the Solvency Opinion, after giving effect to the consummation of the Transactions, including the Financing and the payment of the Company Contribution and the Additional Payments, the Surviving Corporation will be Solvent.

Section 7.02 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Sub or the Company or their respective Subsidiaries, officers or directors, in either case, except (i) with respect to the penultimate sentence of Section 1.02(b), the last sentence of Section 5.04, Section 5.06(d), Section 5.12, this Section 7.02 and Article VIII and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of another party’s fraud or the willful breach by another party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(b) In the event that this Agreement is terminated:

(i) by (A) Parent pursuant to Section 7.01(e) or Section 7.01(g) (but only in the case of the Company’s breach or failure to perform any of its covenants or agreements contained in this Agreement) or (B) the Company pursuant to Section 7.01(f) or Section 7.01(k), then the Company shall pay to Parent or its designee, within two (2) Business Days following the date of such termination by Parent pursuant to clause (A), or prior to or concurrently with such termination by the Company pursuant to clause (B), the Company Termination Fee; or

(ii) (A) by either Parent or the Company pursuant to Section 7.01(c), (B) prior to the Offer Termination a Competing Proposal shall have been publicly disclosed and not withdrawn, and (C) within twelve (12) months after the termination of this Agreement, the Company shall have entered into a definitive agreement with respect to any Competing Proposal and such Competing Proposal is subsequently consummated, then the Company shall pay to Parent or its designee, within two (2) Business Days after the consummation of such Competing Proposal, the Company Termination Fee; provided that for purposes of this Section 7.02(b)(ii), the term “Competing Proposal” shall have the meaning assigned to such term, except that all percentages therein shall be changed to “50%”.

(c) In the event this Agreement is terminated by Parent or the Company pursuant to Section 7.01(c), then the Company shall reimburse Parent for its reasonable documented out-of-pocket expenses incurred by Parent in connection with the negotiation, execution and performance of this Agreement in an amount not to exceed $7,500,000 in the aggregate (the “Expense Fee”), by wire transfer of immediately available funds on the second Business Day following the date of such termination of this Agreement; provided, that the existence of circumstance which would require the Company Termination Fee to become payable by the Company shall not relieve the Company of its obligations to pay the Expense Fee pursuant to this Section 7.02(c); provided, further, that in the event that the Company Termination Fee is paid to Parent, the amount of the Company Termination Fee shall be reduced by the amount of the Expense Fee required to be paid to Parent pursuant to this Section 7.02(c).

(d) Each of the Company, Parent and Sub acknowledges that (i) the agreements contained in this Section 7.02 are an integral part of the Transactions and (ii) without these agreements, Parent, Sub and the Company would not enter into this Agreement. In no event shall the Company be required to pay to Parent more than one Company Termination Fee pursuant to Section 7.02(b). In the event that Parent receives full payment of the Company Termination Fee pursuant to Section 7.02(b) under circumstances where a Company Termination Fee was payable, the receipt of the Company Termination Fee shall be the sole and exclusive monetary remedy for any and all losses or damages suffered or incurred by Parent, Sub, any of their respective affiliates or any other person in connection with this Agreement (and the termination hereof), the Merger and the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, other than any losses or damages incurred or suffered by Parent or Sub as a result of the Company’s fraud.

Section 7.03 Amendment. This Agreement may be amended by the Company, Parent and Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after the Acceptance Time, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires approval by the Company’s stockholders without obtaining such approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 7.04 Waiver. At any time prior to the Effective Time, Parent and Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach or inaccuracy of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained herein; provided, however, that after the Acceptance Time, there may not be any extension or waiver of this Agreement that decreases the Merger Consideration or that adversely affects the rights of the Company’s stockholders hereunder without the approval of the Company’s stockholders at a duly convened meeting of the Company’s stockholders called to obtain approval of such extension or waiver. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.01 Non-Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Guaranty and the Sponsor Commitment Agreement) shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.

Section 8.02 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person or sent by facsimile transmission or e-mail (provided that telephonic confirmation of facsimile or e-mail transmission is obtained), (b) on the fifth (5th) Business Day after dispatch by registered or certified mail or (c) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Sub:

c/o Marlin Management Company, LLC

338 Pier Avenue

Hermosa Beach, CA 90254

Telephone: (310) 364-0100

Fax: (310) 364-0110

Attention: Nick Kaiser (nkaiser@marlinequity.com) and Doug Bayerd (dbayerd@marlinequity.com)

with a copy to (for information purposes only):

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

Telephone : (212) 756-2000

Fax: (212) 593–5955

Attention: Rick Presutti (richard.presutti@srz.com)

If to the Company prior to the Effective Time:

Tellabs, Inc.

One Tellabs Center

1415 W. Diehl Road

Naperville, Illinois 60563

Telephone: (630) 798-3222

Fax: (630) 798-3231

Attention: James M. Sheehan (jim.sheehan@tellabs.com)

with copies to (for information purposes only):

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

Fax: (312) 853-7036

Attention:	Thomas A. Cole (tcole@sidley.com) Beth E. Flaming (bflaming@sidley.com) Imad I. Qasim (iqasim@sidley.com)

Section 8.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.04 Entire Agreement. This Agreement (together with the Annexes, Exhibits, Company Disclosure Letter and the other documents delivered pursuant hereto), the Sponsor Commitment Agreement, the Guaranty and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 8.05 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment or transfer in violation of the preceding sentence shall be void.

Section 8.06 Parties in Interest. Except for Section 5.09, which shall be for the benefit of each Indemnified Party, his or her heirs, executors or administrators and his or her representatives, Parent, Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided, that the Indemnified Parties shall be entitled to enforce their rights under this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 7.04 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.07 Mutual Drafting; Interpretation; Headings. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (a) the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; (c) the feminine gender shall include the masculine and neuter genders; and (d) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Annexes” and “Exhibits,” are intended to refer to Sections of this Agreement and the Annexes and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. The term “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.08 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the principles of conflicts of Law thereof.

(b) Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in any Delaware state or federal court, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement or the Transactions. Each of the parties agrees not to commence any Proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process, and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Proceeding in any such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.08(C).

Section 8.09 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.10 Specific Performance.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

(b) Each of the parties agrees that, (i) the seeking of remedies pursuant to this Section 8.10 shall not in any way constitute a waiver by any party seeking such remedies of its right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.02, in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.10 are not available or otherwise are not granted, (ii) nothing set forth in this Agreement shall require a party to institute any proceeding for (or limit a party’s right to institute any proceeding for) specific performance under this Section 8.10 prior, or as a condition, to exercising any termination right under Article VII (and pursuing damages after such termination), nor shall the commencement of any legal proceeding seeking remedies pursuant to this Section 8.10 or anything set forth in this Section 8.10 restrict or limit a party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no party shall require the other to post any bond or other security as a condition to institute any proceeding for specific performance under this Section 8.10.

* * * * * * * *

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

BLACKHAWK HOLDING VEHICLE LLC, a Delaware limited liability company

By:	/s/ Nicholas M. Kaiser
Name:	Nicholas M. Kaiser
Title:	President

BLACKHAWK MERGER SUB INC., a Delaware corporation

By:	/s/ Nicholas M. Kaiser
Name:	Nicholas M. Kaiser
Title:	President

TELLABS, INC., a Delaware corporation

By:	/s/ Daniel P. Kelly
Name:	Daniel P. Kelly
Title:	President and Chief Executive Officer

Merger Agreement

Annex I

DEFINED TERMS

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions of the relevant person that has made a Competing Proposal that are no less favorable in the aggregate in the good faith judgment of the Company to the Company than those contained in the Confidentiality Agreement.

“Adjusted Outstanding Share Number” shall be, as of any time of determination, the sum of (a) the aggregate number of shares of Company Common Stock outstanding at such time plus (b) an additional number of shares of Company Common Stock equal to the aggregate number of shares of Company Common Stock issuable upon the vesting (including vesting solely as a result of the Transactions), conversion, exchange or exercise, as applicable of Company Options, Restricted Stock, warrants and other rights to acquire, or securities convertible into or exchangeable for, shares of Company Common Stock that are outstanding as of such time.

“affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the first-mentioned person.

“Aggregate Common Stock Consideration” means the product of the Merger Consideration and the number of Shares (including any Shares of Restricted Stock) issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.01(a)(ii) and other than Dissenting Shares).

“Aggregate Offer Price” means the product of the Offer Price multiplied by the number of shares of Company Common Stock that Sub becomes obligated to purchase pursuant to the Offer.

“Antitrust Division” means the Antitrust Division of the Department of Justice.

“Blue Sky Laws” means state securities, takeover or “blue sky” laws.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York or Los Angeles, California.

“Cisco Hedge” means the shares of Cisco Systems, Inc. common stock owned by the Company or any of its Subsidiaries and the share loan arrangement related thereto, as described in the Company Financial Statements.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Contribution” means cash in the amount of $450,000,000 (four hundred fifty million dollars).

“Company IP Agreements” means (a) agreements granting the Company or any of the Company Subsidiaries rights to use Licensed Intellectual Property Rights that involve ongoing annual licensing or royalty fees of more than $100,000 (individually) other than (i) agreements pertaining to development tools or (ii) agreements pertaining to readily available off-the-shelf Software licensed through shrink-wrap or click-through agreements; (b) material agreements entered into by the Company or any Company Subsidiary within the past five years granting any customer rights to use Owned Company Intellectual Property Rights that (i) are exclusive rights to use, (ii) are, without the consent of the Company or a Company Subsidiary, transferrable, assignable or sublicenseable to a third party, other than an affiliate of the customer or in connection with the sale of assets of the business of the customer or other change of control of the customer or (iii) permit use on a service bureau basis; (c) material agreements, other than Excluded Company IP Agreements, granting any third party that is not a customer rights to use Owned Company Intellectual Property Rights; and (d) consents, settlements, decrees, orders or judgments governing the use, validity or enforceability of Owned Company Intellectual Property Rights, in each case, other than Excluded Company IP Agreements.

“Company Material Adverse Effect” means any change, circumstance, event or effect (each an “Effect”) that, is, or would reasonably be expected to have, individually or in the aggregate together with all other Effects, a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following, and no Effect arising out of or resulting from the following shall constitute or be taken into account in determining whether there has been, a “Company Material Adverse Effect”: (a) the entry into or the announcement or pendency of this Agreement or the Transactions or the consummation of the Transactions, in each case, including (i) by reason of the identity of, or any facts or circumstances relating to, Parent, Sub or any of their respective affiliates, (ii) by reason of any communication by Parent or any of its affiliates regarding the plans or intentions of Parent with respect to the conduct of the business of the Company and the Company Subsidiaries following the Effective Time and (iii) the impact of any of the foregoing on any relationships with customers, suppliers, vendors, business partners, employees or regulators; (b) any Effect affecting the economy or the financial or securities markets in the United States or elsewhere in the world or any Effect affecting any business or industries in which the Company and the Company Subsidiaries operate; (c) the suspension of trading in securities generally on NASDAQ; (d) any change in any applicable Law or GAAP or the interpretation of any of the foregoing; (e) any action taken by the Company or any of the Company Subsidiaries that is expressly required by this Agreement; (f) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism; (g) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; or (h) any changes in the market price or trading volume of the equity securities of the Company, any changes in the ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency, any changes in any analyst’s recommendations or ratings with respect to the Company or any of the Company Subsidiaries or any failure of the Company to meet any internal or public projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement (it being understood that the exceptions in this clause (h) shall not prevent or otherwise affect the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (a) through (g)) from being taken into account in determining whether a Company Material Adverse Effect has occurred); provided, that with respect to clauses (b), (c), (d), (f) and (g) such Effects shall be taken into account to the extent they materially and disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating primarily in the same industries in which the Company and the Company Subsidiaries operate.

“Company Recommendation” means the recommendation of the Company’s board of directors that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer.

“Company Representatives” means the Company’s directors, officers, “T1” and “T2”–level employees, investment bankers and counsel.

“Company Software” means all material Software which is: (a) used or held for use in the operation of the business or (b) manufactured, developed, distributed, sold, licensed or marketed by the Company or the Company Subsidiaries.

“Company Stock Plan” means the Company’s Amended and Restated 2004 Incentive Compensation Plan, the Company’s 2001 Stock Option Plan, the Company’s 1998 Stock Option Plan, the Company’s 1994 Stock Option Plan, the Company’s 1991 Stock Option Plan, the Ocular Networks, Inc. Amended and Restated 2000 Stock Incentive Plan, the Vivace Networks, Inc. 1999 Equity Incentive Plan, the Tellabs 1986 Non-Qualified Stock Option Plan, the Advanced Fibre Communication, Inc. 1996 Stock Incentive Plan and the WiChorus, Inc. 2005 Stock Plan.

“Company Stock Purchase Plan” means the 2005 Tellabs, Inc. Employee Stock Purchase Plan.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Termination Fee” means an amount in cash equal to $26,720,000 (twenty-six million seven hundred twenty thousand dollars).

“Competing Proposal” means, other than the Transactions, any proposal, offer or indication of interest (other than a proposal or offer by Parent or any of its affiliates) from any person relating to the acquisition (whether by merger, consolidation, equity investment, joint venture, recapitalization, reorganization or otherwise, either as a single transaction or a series of related transactions) by any person of more than twenty percent (20%) of (a) the consolidated assets of the Company and the Company Subsidiaries, taken as a whole or (b) the issued and outstanding shares of capital stock of the Company.

“Confidentiality Agreement” means the letter regarding confidentiality between the Company and Marlin Management Company, LLC dated May 16, 2013.

“Contract” means any agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, evidence of Indebtedness, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license or other legal commitment (other than any purchase or sale order) to which a person is a party or to which the properties or assets of such person are subject.

“Copyrights” means United States and non-United States copyrights and mask works (as defined in 17 U.S.C. §901), including copyrights in Software, and registrations and pending applications to register the same.

“Coriant” means Optical Holding Company LLC, a Delaware limited liability company, or any of its direct or indirect Subsidiaries.

“Environmental Laws” means all Laws that (a) regulate or relate to the protection or clean-up of the environment, or the protection of human health or safety, including Laws in respect of Hazardous Substances, or the use, treatment, storage, transportation, handling, exposure to, disposal or release of Hazardous Substances or (b) impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or standards of care with respect to any of the foregoing.

“Environmental Permits” means any permit, registration, identification number, license or other authorization required under any applicable Environmental Law.

“ERISA Affiliate” means any entity that, together with another entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Company IP Agreements” means: (a) nondisclosure agreements; (b) agreements with third parties to develop, supply, manufacture, assemble, test, interoperate with, demonstrate, market, sell, resell, rent, lease, license, ship, distribute, install, train, support or repair any product or service provided by the Company or any Company Subsidiary, where the grant of rights to use Owned Company Intellectual Property Rights is incidental to the primary purpose of the agreement; and (c) coexistence or other settlement agreements related to trademarks or service marks.

“FTC” means the Federal Trade Commission.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any national, federal, state, county, municipal or local government, or other governmental or regulatory body or political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government or any quasi-governmental body.

“Hazardous Substances” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Law, including petroleum (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means all (a) indebtedness of the Company or any of the Company Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon, any accrued and unpaid premiums, penalties and breakage or other fees and related expenses) other than (i) indebtedness for borrowed money between the Company and any of the Company Subsidiaries or between the Company Subsidiaries and (ii) the Cisco Hedge, (b) obligations of the Company or any of the Company Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments, (c) obligations of the Company or any of the Company Subsidiaries under capitalized leases, installment purchases (other than trade payables incurred in the ordinary course of business), factoring arrangements or off balance sheet finance arrangements, (d) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements other than foreign exchange hedges entered into with respect to non-monetary assets or liabilities reflected on the consolidated balance sheet of the Company and the Company Subsidiaries, (e) all indebtedness for the deferred purchase price of property or services, (other than trade payables incurred in the ordinary course of business), including any “earnout” or similar payments in connection with any previous acquisition(s) by the Company or the Company Subsidiaries or payable under any current or expired Contracts; (f) guaranties securing any Indebtedness of another person (other than guaranties by the Company of Indebtedness of any of the Company Subsidiaries and guaranties by any of the Company Subsidiaries of Indebtedness of the Company or any other Company Subsidiary), and (g) obligations of the Company or any of the Company Subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any person other than the Company or any of the Company Subsidiaries.

“Intellectual Property Rights” means all Patents, Trademarks, Copyrights and Trade Secrets, and all other intellectual property or proprietary rights and claims or causes arising out of or related to any infringement, misappropriation or other violation of any of the foregoing, including rights to recover for past, present and future violations thereof.

“IT Systems” means all Company Software and all electronic data processing and telecommunications systems and Internet websites used in the business.

“knowledge” means, (a) with respect to the Company, the actual (but not constructive or imputed) knowledge of the individuals listed in Section 1.1 of the Company Disclosure Letter following inquiry of individuals who are their respective direct reports, and (b) with respect to Parent, the actual (but not constructive or imputed) knowledge of Nick Kaiser or Doug Bayerd following inquiry of individuals who are their respective direct reports.

“Law” means any federal, state, local or foreign law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree, binding and enforceable guideline, binding and enforceable written policy, or rule of common law, in each case, of any Governmental Entity.

“Licensed Intellectual Property Rights” means Intellectual Property Rights that the Company or the Company Subsidiaries are licensed or otherwise permitted by other persons to use.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.

“NASDAQ” means the NASDAQ Global Select Market.

“Order” means any order, verdict, decision, writ, judgment, injunction, decree, rule, ruling, directive, stipulation, determination or award made, issued or entered by or with any Governmental Entity, whether preliminary, interlocutory or final.

“Owned Company Intellectual Property Rights” means Company Intellectual Property Rights owned by the Company or a Company Subsidiary.

“Parent Payment” shall mean cash in an aggregate amount equal to (a) the Aggregate Common Stock Consideration plus (b) the Aggregate Offer Price minus (c) the Company Contribution.

“Patents” means United States and non-United States patents, provisional patent applications, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures, industrial designs, inventions (whether or not patentable or reduced to practice) and improvements thereto.

“Payroll Agent” means Automatic Data Processing, Inc.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate and specific reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business, if the underlying obligations are not delinquent, (c) Liens securing indebtedness (including any Indebtedness described on Section 5.01(i) of the Company Disclosure Letter)or liabilities that are reflected in the Company SEC Documents filed on or prior to the date hereof or that the Company or any Company Subsidiary is permitted to incur under Section 5.01 or that relate to intercompany loans or arrangements, (d) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record that would be disclosed by an accurate survey or a personal inspection of the property (other than such matters that, individually or in the aggregate, materially adversely impair the current use of the subject real property), (e) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (f) rights of parties in possession, (g) Liens imposed or promulgated by Law with respect to real property and improvements, including zoning regulations, and (h) such other Liens that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect that do not conflict with the current use of the property.

“person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity (including any person as defined in Section 13(d)(3) of the Exchange Act).

“Registered” means issued, registered, renewed or the subject of a pending application.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping or leaching of any Hazardous Substance into the environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Substance).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer software, programs and databases in any form, including world wide web sites, web content and links, source code, object code, operating systems and specifications, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms and data formats, all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations.

“Solvent” when used with respect to any person, means that, as of any date of determination, (i) the “present fair saleable value” of such person’s assets is more than the amount that will be required to pay its probable liability on its existing “debts” as they become absolute and mature, (ii) the assets of such person, at a “fair valuation”, exceed its “debts” (including contingent liabilities), (iii) such person will not have an unreasonably small amount of assets (or capital) for the businesses in which it is engaged or intends to engage, (iv) such person should be able to pay its “debts” (including contingent liabilities) as they become due, and (v) to the extent that such person is the Company, the excess of the “fair value” of the assets of such person over its “liabilities” (including contingent liabilities) immediately before the Company Contribution will exceed the amount of the Company Contribution plus such person’s capital after the Company Contribution. For purposes of this definition, (a) when used in reference to the Company, the quoted terms shall have the meanings ascribed to them in the Solvency Opinion and (b) when used in reference to any person other than the Company, (i) the quoted terms shall be defined as generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (ii) “not have an unreasonably small amount of assets (or capital) for the businesses in which it is engaged or intends to engage” and “able to pay its ‘debts’ (including contingent liabilities) as they become due” mean that such person should be able to generate enough cash from operations, asset dispositions, refinancing, or a combination thereof, to meet its obligations (including contingent liabilities) as they become due.

“Subsidiary” of any person means another person, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first person or by one or more of its Subsidiaries.

“Superior Proposal” means a Competing Proposal (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) made by any person on terms that the Company’s board of directors determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, and considering such factors as the board of directors of the Company considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal), if consummated, would result in a transaction that is more favorable to the Company’s stockholders from a financial point of view than the Transactions (including taking into account any applicable Company Termination Fee).

“Tax” and “Taxes” means (i) any and all taxes of any kind, including federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar, including FICA), alternative or add-on minimum or any other tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity and (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group or being included (or being required to be included) in any Tax Return related to any such group.

“Tax Return” means any return, report, form or similar statement filed or required to be filed with respect to any Tax including any election, information return, claim for refund, amended return or declaration of estimated Tax, including any statements, schedules or attachments thereto.

“Trademarks” means United States, state and non-United States trademarks, service marks, trade names, designs, logos, slogans and general intangibles of like nature, and pending registrations and applications to register the foregoing.

“Trade Secrets” means trade secrets and confidential ideas, know-how, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans and other proprietary information.

“Transfer Taxes” means all sales, use, value added, documentary, stamp duty, gross receipts, registration, transfer, transfer gain, conveyance, excise, recording, license and other similar taxes and fees, including any interest, penalties, additions to tax or additional amounts in respect of the foregoing.

“Treasury Regulation” means any regulation promulgated under the Code.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptance Time	Section 1.01(a)
Additional Payments	Section 2.03(f)
Agreement	Preamble
Antitrust Laws	Section 3.04(b)
Antitrust Divestitures	Section 5.05(b)
Bankruptcy and Equity Exception	Section 3.03(a)
Book-Entry Shares	Section 2.01(a)(i)
Certificate	Section 2.01(a)(i)
Certificate of Merger	Section 1.05
Change of Company Recommendation	Section 5.03(c)
Closing	Section 1.04
Closing Date	Section 1.04
Company	Preamble
Company Benefit Plan	Section 3.12(a)
Company By-laws	Section 3.01(b)
Company Charter	Section 3.01(b)
Company Common Stock	Recitals

Term	Section
Company Disclosure Letter	Article III
Company Employees	Section 5.11(a)(i)
Company Financial Statements	Section 3.06
Company Intellectual Property Rights	Section 3.17(a)
Company Material Contract	Section 3.18(b)
Company Options	Section 2.03(a)
Company Permits	Section 3.05(a)
Company Preferred Stock	Section 3.02(a)
Company SEC Documents	Section 3.06
Competing Proposal Information	Section 5.03(b)
D&O Insurance	Section 5.09(b)
Debt Commitment Letter	Section 4.07(a)
Debt Financing	Section 4.07(a)
Debt Financing Sources	Section 4.07(a)
DGCL	Recitals
Dissenting Shares	Section 2.04
Dissenting Stockholder	Section 2.04
Effective Time	Section 1.05
ERISA	Section 3.12(a)
Exchange Fund	Section 2.02(a)
Expense Fee	Section 7.02(c)
Fee Letter	Section 4.07(a)
Financing	Section 4.07(a)
Financing Commitments	Section 4.07(a)
Financing Uses	Section 4.07(b)
Foreign Benefit Plans	Section 3.12(f)
Guaranty	Recitals
Guarantors	Recitals
Indemnified Liabilities	Section 5.09(a)
Indemnified Party	Section 5.09(a)
Insurance Policies	Section 3.19
IRS	Section 3.12(a)
Leased Real Property	Section 3.15(b)
Lessee Leased Real Property	Section 3.15(b)
Lessor Leased Real Property	Section 3.15(b)
Merger	Recitals
Merger Consideration	Section 2.01(a)(i)
Minimum Tender Condition	Annex II
Notice of Change of Recommendation	Section 5.03(d)(ii)
Offer	Recitals
Offer Closing	Section 1.01(a)

Term	Section
Offer Closing Date	Section 1.01(a)
Offer Conditions	Section 1.01(a)
Offer Documents	Section 1.01(b)
Offer Price	Recitals
Offer Termination	Section 1.01(a)
Offer Termination Date	Section 1.01(a)
Option/SAR Payments	Section 2.03(a)
Other Software	Section 3.17(i)
Owned Company Software	Section 3.17(i)
Owned Real Property	Section 3.15(a)
Parent	Preamble
Parent Disclosure Letter	Article IV
Paying Agent	Section 2.02(a)
Performance Award	Section 2.03(d)
Performance Award Payments	Section 2.03(d)
Permit	Section 3.05(a)
PII	Section 3.17(h)
Privacy Policies	Section 3.17(h)
Proceeding	Section 3.11
Real Property Lease	Section 3.15(b)
Registered Company Intellectual Property Rights	Section 3.17(a)
Required Consents	Section 3.04(a)
Restricted Stock	Section 2.03(b)
RSU	Section 2.03(c)
RSU Award	Section 2.03(c)
RSU Payments	Section 2.03(c)
Sarbanes-Oxley Act	Section 3.06
SARs	Section 2.03(a)
Schedule 14D-9	Section 1.02(a)
Schedule TO	Section 1.01(b)
SEC Transaction Documents	Section 3.07
Shares	Section 2.01(a)(i)
Significant Subsidiary	Section 3.01(c)
Solvency Opinion	Section 7.01(l)
Specified Date	Section 3.02(a)
Sponsor Commitment Agreement	Section 4.07(a)
Sponsor Financing	Section 4.07(a)
Sub	Preamble
Surviving Corporation	Section 1.03
Takeover Statute	Section 3.21
Termination Date	Section 7.01(b)
Transactions	Recitals

Annex II

CONDITIONS TO THE OFFER

Notwithstanding any other term of the Offer or this Agreement, Sub shall not be required to, and Parent shall not be required to cause Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Sub’s obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), pay for any shares of Company Common Stock tendered pursuant to the Offer if:

(a) there shall have not been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of shares of Company Common Stock (excluding shares of Company Common Stock tendered pursuant to guaranteed delivery procedures that have not actually been delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer) that, when added to the shares of Company Common Stock directly or indirectly owned by Parent and its wholly owned Subsidiaries, would represent at least a majority of the Adjusted Outstanding Share Number as of the expiration of the Offer (the “Minimum Tender Condition”);

(b) any applicable waiting period (or any extensions thereof) under the HSR Act relating to the purchase of shares of Company Common Stock pursuant to the Offer or the consummation of the Merger shall not have expired or been terminated;

(c) any of the following conditions shall have occurred and be continuing as of the expiration of the Offer:

(i) a Governmental Entity of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any Law, order, injunction or decree that is in effect and renders the making of the Offer or the consummation of the Offer or the Merger illegal, or prohibits, enjoins or otherwise prevents the Merger; provided, however, that the condition in this clause shall not be available to Parent or Sub (A) if the failure of Parent or Sub to fulfill its obligations pursuant to Section 5.05 results in the failure of the condition to be satisfied or (B) in connection with or as a result of any Law, order, injunction or decree issued by any non-U.S. Governmental Entity pursuant to or under any Antitrust Law;

(ii) (A) any of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in Section 3.02(a), Section 3.02(b), Section 3.02(d), Section 3.02(e) and the first sentence of Section 3.02(f) (Capitalization), Section 3.03 (Authority), Section 3.09(b) (Absence of Certain Changes), Section 3.20 (Opinion of Financial Advisor), Section 3.22 (Vote Required) and Section 3.23 (Brokers)), without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall not have been true and correct, except for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect; (B) any of the representations and warranties of the Company contained in Section 3.02(d), Section 3.02(e) and the first sentence of Section 3.02(f) (Capitalization), Section 3.03 (Authority), Section 3.09(b) (Absence of Certain Changes), Section 3.20 (Opinion of Financial Advisor), Section 3.22 (Vote Required) and Section 3.23 (Brokers) shall not have been true and correct in all material respects; and (C) any of the representations and warranties of the Company contained in Section 3.02(a) and Section 3.02(b) shall not have been true and correct in all respects (except for de minimis inaccuracies); in the case of each of clauses (A), (B) and (C), as of the date hereof and as of the date of the expiration of the Offer with the same force and effect as if made on such date (except to the extent expressly made as of a specific date, in which case as of such specific date);

(iii) the Company shall have failed to perform or comply in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it;

(iv) since the date of this Agreement, a Company Material Adverse Effect shall have occurred that is continuing;

(v) Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company as to the satisfaction of the conditions in clauses (c)(ii), (c)(iii) and (c)(iv) of this Annex II;

(vi) the Company or any Company Subsidiary shall have any Indebtedness other than (i) Indebtedness set forth or described on Section 3.18(b)(iii) of the Company Disclosure Letter or (ii) Indebtedness incurred in accordance with Section 5.01(i);

(vii) the Cisco Hedge shall not have been terminated in the manner set forth on the section of the Company Disclosure Letter entitled “Cisco Hedge”;

(viii) the Company shall not have delivered to Parent an affidavit from the Company, sworn under penalties of perjury, stating that the Company is not and has not been at any time during the five-year period preceding the Offer Closing Date, a United States real property holding corporation (within the meaning of Section 897(c)(2) of the Code), dated as of the Offer Closing Date and in the form and substance required under Treasury Regulation Section 1.897-2(h);

(ix) the Company shall not have received prior to the Acceptance Time the opinion referred to in Section 7.01(l); or

(x) this Agreement shall have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Sub to extend, terminate or modify the Offer pursuant to the terms and conditions of this Agreement.

The foregoing conditions (other than the Minimum Tender Condition) are for the sole benefit of Parent and Sub and, subject to the terms and conditions of this Agreement and applicable Law, may be waived by Parent and Sub, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TELLABS, INC.

(the “Certificate of Incorporation”)

FIRST. The name of the corporation is TELLABS, INC. (the “Corporation”).

SECOND. The address of the Corporation’s registered office in the State of Delaware is The Corporation Trust Company. The name of the Corporation’s registered agent at such address is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware, 19801.

THIRD. The nature of the business and the objects and purposes to be conducted or promoted by the Corporation are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) with a par value of $0.01 per share.

FIFTH.

1. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of the State of Delaware or (d) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware, or any other applicable law, is amended to authorize corporation action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, or any other applicable law, as so amended. Any repeal or modification of this Article FIFTH, Section 1 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

2.

(a) Each person who has been or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding,

whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including, without limitation, service with respect to employee benefit plans (hereinafter an “Indemnitee”), whether the basis of such proceeding is an alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, or any other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in paragraph (b) of this Article FIFTH, Section 2 with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Article FIFTH, Section 2 shall be a contract right. In addition to the right of indemnification, an Indemnitee shall have the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the General Corporation Law of the State of Delaware, or any other applicable law, requires, the payment of such expenses incurred by an Indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such Indemnitee to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article FIFTH, Section 2 or otherwise.

(b) If a claim under paragraph (a) of this Article FIFTH, Section 2 is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct which makes it permissible under the General Corporation Law of the State of Delaware, or any other applicable law, for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including, without limitation, its Board of Directors, stockholders or independent legal counsel) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, or any other applicable law, nor an actual determination by the Corporation (including, without limitation, its Board of Directors, stockholders or independent legal counsel) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in paragraph (b) of this Article FIFTH, Section 2 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, By–Laws, agreement, vote of stockholders or disinterested directors or otherwise.

(d) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware, or any other applicable law.

(e) The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article FIFTH, Section 2 with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

(f) Any repeal or modification of this Article FIFTH, Section 2 shall not adversely affect any right or protection of a director, officer,

employee or agent of the Corporation existing at the time of such repeal or modification.

SIXTH.

1. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Fifth Amended and Restated Certificate of Corporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

2. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the by-laws of the Corporation.